EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PRINCE PARENT INC.,

PRINCE MERGERCO INC.

AND

NATUS MEDICAL INCORPORATED

Dated as of April 17, 2022

TABLE OF CONTENTS

Page

Article I DEFINITIONS & INTERPRETATIONS		2
1.1	Certain Definitions	2
1.2	Additional Definitions	17
1.3	Certain Interpretations	19
Article II THE MERGER		21
2.1	The Merger	21
2.2	The Effective Time	21
2.3	The Closing	22
2.4	Effect of the Merger	22
2.5	Certificate of Incorporation and Bylaws	22
2.6	Directors and Officers	22
2.7	Effect on Capital Stock	23
2.8	Equity Awards	24
2.9	Exchange of Certificates	26
2.10	No Further Ownership Rights in Company Common Stock	29
2.11	Lost, Stolen or Destroyed Certificates	29
2.12	Required Withholding	29
2.13	No Dividends or Distributions	29
2.14	Necessary Further Actions	29
Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		30
3.1	Organization; Good Standing	30
3.2	Corporate Power; Enforceability	30
3.3	Company Board Approval; Fairness Opinion; Anti-Takeover Laws	31
3.4	Requisite Stockholder Approval	31
3.5	Non-Contravention	32
3.6	Requisite Governmental Approvals	31
3.7	Company Capitalization	32
3.8	Subsidiaries	34
3.9	Company SEC Reports	35
3.10	Company Financial Statements; Internal Controls; Indebtedness.	35
3.11	No Undisclosed Liabilities	37
3.12	Absence of Certain Changes	37
3.13	Material Contracts	37
3.14	Real Property	38
3.15	Environmental Matters	39
3.16	Intellectual Property	39
3.17	Tax Matters	42

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3.18	Employee Plans	45
3.19	Labor Matters	47
3.20	Permits	49
3.21	Compliance with Laws	49
3.22	Legal Proceedings; Orders	49
3.23	Insurance	50
3.24	Related Person Transactions	50
3.25	Brokers	50
3.26	Trade Controls; FCPA; Compliance	50
3.27	Healthcare and Device Regulatory Compliance; Product Liability	51
Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		52
4.1	Organization; Good Standing	53
4.2	Corporate Power; Enforceability	53
4.3	Non-Contravention	53
4.4	Requisite Governmental Approvals	54
4.5	Legal Proceedings; Orders	54
4.6	Ownership of Company Capital Stock	54
4.7	Brokers	54
4.8	Operations of Parent and Merger Sub	55
4.9	No Parent Vote or Approval Required	55
4.10	Limited Guaranty	55
4.11	Financing	55
4.12	Stockholder and Management Arrangements	57
4.13	Solvency	57
4.14	No Other Negotiations	58
4.15	Exclusivity of Representations and Warranties	58
Article V INTERIM OPERATIONS OF THE COMPANY		59
5.1	Affirmative Obligations	59
5.2	Forbearance Covenants	60
5.3	Go-Shop; No Solicitation	63
Article VI ADDITIONAL COVENANTS		69
6.1	Required Action; Efforts	69
6.2	Antitrust Filings	70
6.3	Proxy Statement	71
6.4	Company Stockholder Meeting	72
6.5	Financing	73
6.6	Financing Cooperation	75
6.7	Anti-Takeover Laws	78
6.8	Access	78
6.9	Section 16(b) Exemption	79
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	79

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6.11	Employee Matters	82
6.12	Obligations of Merger Sub	84
6.13	Notification of Certain Matters	84
6.14	Public Statements and Disclosure	85
6.15	Transaction Litigation	85
6.16	Stock Exchange Delisting; Deregistration	86
6.17	Additional Agreements	86
6.18	Parent Vote	86
6.19	No Control of the Other Party’s Business	86
6.20	FIRPTA Affidavit	86
6.21	Stockholder and Management Arrangements	87
6.22	Resignation of Directors	87
6.23	Payoff Letters and KYC	87
Article VII CONDITIONS TO THE MERGER		87
7.1	Conditions to Each Party’s Obligations to Effect the Merger	87
7.2	Conditions to the Obligations of Parent and Merger Sub	88
7.3	Conditions to the Company’s Obligations to Effect the Merger	89
Article VIII TERMINATION, AMENDMENT AND WAIVER		90
8.1	Termination	90
8.2	Manner and Notice of Termination; Effect of Termination	92
8.3	Fees and Expenses	92
8.4	Amendment	96
8.5	Extension; Waiver	96
8.6	No Liability of Financing Sources	96
Article IX GENERAL PROVISIONS		97
9.1	Survival of Representations, Warranties and Covenants	97
9.2	Notices	97
9.3	Assignment	98
9.4	Confidentiality	98
9.5	Entire Agreement	99
9.6	Third-Party Beneficiaries	99
9.7	Severability	99
9.8	Remedies	99
9.9	Governing Law	101
9.10	Consent to Jurisdiction; Arbitration; Venue.	101
9.11	WAIVER OF JURY TRIAL	103
9.12	Company Disclosure Letter References	104
9.13	Counterparts; Electronic Signatures	104
9.14	No Limitation	104

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 17, 2022, by and among Prince Parent Inc., a Delaware corporation (“Parent”), Prince Mergerco Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Natus Medical Incorporated, a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

A.       The Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL.

B.       Each of the board of directors of Parent and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

C.       Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered a limited guaranty (the “Limited Guaranty”) from Med Platform II S.L.P., a société de libre partenariat organized under the laws of France (the “Guarantor”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement.

D.       Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I
DEFINITIONS & INTERPRETATIONS

1.1              Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and any counterparty that (a) contains terms no less favorable in the aggregate to the Company than the terms set forth in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not include provisions restricting any person from making, publicly or privately, an Acquisition Proposal, or otherwise containing any standstill or similar provision and shall permit the Company to comply with its obligations under this Agreement, including Section 5.3 hereof), (b) does not include any provision calling for an exclusive right to negotiate with the Company prior to the termination of this Agreement or restrict the Company from providing any information to Parent to which Parent would be entitled under any provision of this Agreement, and (c) does not provide for the reimbursement by the Company of such counterparty’s costs and expenses.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub or any Affiliate thereof) to engage in an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(a)               any direct or indirect purchase or other acquisition, in a single transaction or series of related transactions, by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons, whether from the Company or any other Person(s), of securities representing more than 20% of the total outstanding voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that would result in such Person or “group” of Persons beneficially owning more than 20% of the total outstanding voting power of the Company after giving effect to the consummation of such tender or exchange offer;

(b)               any direct or indirect purchase, license or other acquisition, in a single transaction or series of related transaction, by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 20% of the consolidated assets (measured by the fair market value thereof as of the date of such purchase or acquisition, as determined in good faith by the Company Board), revenue or net income of the Company and its Subsidiaries taken as a whole; or

(c)               any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other extraordinary transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would acquire securities representing more than 20% of the total outstanding voting power of the Company outstanding after giving effect to the consummation of such transaction.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” means all applicable U.S. and non-U.S. regulations, statutes, measures, and orders relating to the prevention of corruption and bribery, including, without limitation, the FCPA and the UK Bribery Act of 2010.

“Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger, including applicable Laws governing foreign investment.

“Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2021 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2021.

“Business Day” means each day that is not a Saturday, Sunday or other day on which the Company is closed for business or the Federal Reserve Bank of New York is closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748) and any similar or successor legislation in any applicable jurisdiction, and any subsequent legislation, regulation, memorandum or executive order relating to the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum for the Secretary of the Treasury signed by former President Trump on August 8, 2020.

“cGMP” means the standards mandated by Law relating to the quality oversight, design, manufacturing, development, processing, storing, packaging, repackaging, testing, packing, labeling, relabeling, commercial and clinical distribution, transportation, importing, exporting, handling and holding of drugs, biologics, and medical devices including but not limited to the applicable quality system requirements at 21 C.F.R. Part 820.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any collective bargaining agreement, labor union contract, trade union agreement or other Contract with any labor union, labor organization or works council.

“Company Board” means the Board of Directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any change, event, effect or circumstance or development (each, an “Effect”) that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; or (b) prevents or prohibits the consummation of the Merger, excluding, however, in the case of clause (a) only, the impact of any Effect to the extent resulting from or arising out of the following:

(i)                        changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii)                        changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)                        changes in conditions in the industries in which the Company and its Subsidiaries conduct business;

(iv)                        changes in regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v)                        (x) any geopolitical conditions (including international trade related matters, trade agreements, tariffs, anti-dumping actions and other trade actions), outbreak of hostilities, acts of war (whether or not declared), sabotage, terrorism or military actions, epidemic or pandemic or outbreak of infectious disease (including continuation or escalation of the COVID-19 pandemic or orders or guidelines issued by a Governmental Authority in response to the COVID-19 pandemic and any quarantine restrictions (including any shelter in place, stay at home or similar orders or guidelines)) or other comparable events or outbreaks in the United States or any other country or region in the world, or any escalation or general worsening of the foregoing, (y) any production or supply chain disruptions affecting the industries, businesses or segments in which the Company and its Subsidiaries operate or (z) any computer hacking, data breaches, cyber-attack, ransom-ware attack, or outage of or termination by an internet web hosting service, affecting or suffered by the Company or its Subsidiaries;

(vi)                        earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, electrical blackouts, nuclear incidents, wild fires or other natural disasters, weather conditions and other natural disasters in the United States or any other country or region in the world;

(vii)                        any Effect resulting from the announcement of this Agreement or the pendency or consummation of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, customers, partners, vendors or any other third Person (other than for purposes of any representation or warranty contained in Section 3.5);

(viii)                        the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement;

(ix)                        any action taken or refrained from being taken, in each case which Parent has expressly approved, consented to or requested in writing following the date of this Agreement;

(x)                        changes in U.S. GAAP or in any applicable Laws or regulations after the date of this Agreement (or the enforcement or official published interpretation of any of the foregoing by Governmental Authorities);

(xi)                        changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that any cause of such change, to the extent not otherwise excluded from being taken into account when determining whether a Company Material Adverse Effect has occurred, may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xii)                        any failure, in and of itself, by the Company and its Subsidiaries to meet (1) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (2) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure, to the extent not otherwise excluded from being taken into account when determining whether a Company Material Adverse Effect has occurred, may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); and

(xiii)                        any Transaction Litigation or other Legal Proceeding threatened, made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of the Merger or any other transaction contemplated by this Agreement, except, with respect to clauses (i), (ii), (iii), (iv), (v), (vi) and (x), to the extent that such Effect has had a materially disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact (to the extent not otherwise excluded by this definition) may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

“Company Nonqualified Plan” means the Natus Medical Deferred Compensation Plan.

“Company Option” means any option to purchase a share of Company Common Stock from the Company, whether or not granted pursuant to any of the Company Stock Plans.

“Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, purported to be owned by, or filed in the name of, the Company or any of its Subsidiaries.

“Company Related Parties” means, collectively, the Company, its Subsidiaries, any of their Affiliates, and the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, members, managers, general or limited partners, and assignees of each of the Company, its Subsidiaries, and any of their Affiliates.

“Company Restricted Stock” means a share of Company Common Stock subject to vesting restrictions or a risk of forfeiture, whether or not granted outstanding pursuant to any of the Company Stock Plans.

“Company Restricted Stock Unit” means a restricted stock unit (representing the right to receive a number of shares of Company Common Stock from the Company), whether or not granted pursuant to any of the Company Stock Plans, which, for the avoidance of doubt, includes, time-based vesting restricted stock units, performance-based vesting restricted stock units (including performance stock units and market stock units) and any such restricted stock units deferred pursuant to the Company Nonqualified Plan.

“Company Stock Plans” means all of the equity incentive plans and arrangements maintained or sponsored by the Company, including any such plans or arrangements that provide for the issuance of any Company Restricted Stock, Company Options or Company Restricted Stock Units, and including those set forth in Section 1.1 of the Company Disclosure Letter under the heading “Company Stock Plans.”

“Company Stockholders” means the holders of shares of Company Capital Stock.

“Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

“Contract” means any written or oral contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other agreement, in each case, that purports to be legally binding. For clarity, “Contract” does not include terminated or expired agreements, except to the extent such agreements have material provisions that continue to be binding.

“COVID-19” means the COVID-19 pandemic, including the SARS-CoV-2 virus and any evolutions, variations or mutations of the COVID-19 disease, and any further epidemics or pandemics relating to or arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, restriction, recommendation or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“Data Protection Authority” means any entity responsible for the enforcement of applicable Data Protection Legislation.

“Data Protection Legislation” means any applicable data protection legislation in force from time to time, including the General Data Protection Regulation 2016/679 (the “GDPR”) and any applicable national supplementing laws, the UK Data Protection Act 2018 (“DPA”), the UK General Data Protection Regulation as defined by the DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019, and the Privacy and Electronic Communications Regulations 2003 (the “UK GDPR”), Directive 2002/58/EC and any applicable national implementing laws, HIPAA, the California Consumer Privacy Act of 2018, the Telephone Consumer Protection Act, the California Online Privacy Protection Act, the Federal Trade Commission Act and any other legal act, statute, regulation, rule or other binding instrument concerning data protection, privacy or the protection and processing of Personal Information, in each case as amended, re-enacted or replaced.

“Device Regulatory Laws” means the FDCA, PHSA, cGMP, GCP, and any other applicable Laws relating to Regulatory Authorizations or the procurement, development, research, manufacture, production, packaging, labeling, distribution, importation, exportation, handling, quality, safety surveillance, reporting of adverse events and product complaints, recall, reprocessing, sale, or promotion of medical devices, combination products, or their components.

“DOJ” means the United States Department of Justice or any successor thereto.

“Environmental Law” means any applicable Law relating to pollution, protection of the environment or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of, or exposure to, any Hazardous Materials, or the investigation, clean-up or remediation thereof.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Party” shall mean any Person or group of Persons from whom the Company has received prior to the Go-Shop Period End Date a bona fide written Acquisition Proposal that the Company Board determines in good faith (such determination to be made no later than the Go-Shop Period End Date), after consultation with outside counsel and its financial advisors, is a Superior Proposal or would reasonably be expected to result in a Superior Proposal; provided, however, (a) any Person or group of Persons shall immediately and irrevocably cease to be an Excluded Party if, (1) at any time after the Go-Shop Period End Date, such Person or group of Persons notifies the Company that it is withdrawing its Acquisition Proposal (it being understood that any amendment, modification or replacement of such Acquisition Proposal shall not, in and of itself, be deemed a withdrawal of such Acquisition Proposal so long as the Company Board determines in good faith (after consultation with the Company’s outside legal and financial advisors) that, following such modification, the Acquisition Proposal continues to constitute a Superior Proposal or could reasonably be expected to result in a Superior Proposal) or (2) the Company Board determines in good faith, after consultation with outside counsel and its financial advisors that the Acquisition Proposal made by such Person or group of Persons is not and could not reasonably be expected to result in a Superior Proposal and (b) any group of Persons and any member of such group shall immediately and irrevocably cease to be an Excluded Party if, at any time after the Go-Shop Period End Date, those Persons who were members of such group immediately prior to the Go-Shop Period End Date cease to constitute at least 50% of the equity financing of such group.

“Ex-Im Laws” means all applicable U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including, without limitation, the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“FDA” means the U.S. Food and Drug Administration or any successor agency.

“FDCA” means the Federal Food, Drug, and Cosmetic Act.

“Financing Source Related Parties” means each Financing Source’s Affiliates, officers, directors, employees, attorneys, funding sources, partners (general or limited), trustees, controlling parties, advisors, members, managers, accountants, consultants, agents and representatives involved in the Debt Financing and their successors and assigns.

“Financing Sources” means the Persons, together with such Persons’ Affiliates, that have committed to provide or arrange the Debt Financing in connection with the Merger and the transactions contemplated hereby and any joinder agreements, indentures, credit agreements or other definitive agreements, entered into pursuant thereto or relating thereto. Notwithstanding the foregoing and for the avoidance of doubt, neither Parent nor Merger Sub or any of their respective Affiliates shall constitute “Financing Sources.”

“Foreign Investment Laws” means any Law of any jurisdiction or any country designed to prohibit, restrict, regulate or screen foreign direct investments into such jurisdiction or country.

“FTC” means the United States Federal Trade Commission or any successor thereto.

“GAAP” means generally accepted accounting principles in the United States.

“GCP” means the standards for clinical trials for medical devices, drugs, and biologics (including all applicable Laws and requirements relating to protection of human subjects) promulgated or endorsed by a Governmental Authority.

“Governmental Authority” means any government, governmental or regulatory authority, entity or body, department, commission, board, agency, accreditation organization or instrumentality, and any court, tribunal, arbitrator or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

“Hazardous Material” means any substance, waste, material, chemical or pollutant which is listed or defined under, regulated by or gives rise to standards of conduct or liability, or regulated by a Governmental Authority, pursuant to Environmental Laws, including petroleum or petroleum by-products, asbestos, pesticides, polychlorinated biphenyls, per-and polyfluoroalkyl substances, odor, toxic mold or radiation.

“Healthcare Laws” means any healthcare Law applicable to the design, manufacture, sale, reimbursement, research, testing, development, marketing, promotion, distribution, recordkeeping, import, and export of the Products of the Company and its Subsidiaries or any services offered by the Company or its Subsidiaries, including without limitation the Health Insurance Portability and Accountability Act and all implementing regulations (collectively, “HIPAA”).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“In-the-Money Company Options” means Company Options with an exercise price per share less than the Per Share Price.

“Intellectual Property” means any and all rights associated with the following in any jurisdiction in the world, including any and all rights in, to or subsisting in the following: (i) all patents, utility models, inventors’ certificates and other rights in and to inventions and industrial designs and pending applications therefor and all related continuations, continuations in part, divisions, reissues, re-examinations, provisionals, substitutions and extensions thereof and foreign counterparts thereto (“Patents”); (ii) all copyrights, copyrightable works, mask works and other rights of authorship, together will all pending applications, registrations and renewals associated therewith, database rights and moral rights (“Copyrights”); (iii) trademarks, service marks, trade dress rights, trade names, logos, corporate names, trade names, product names, Internet domain name, or other source identifiers of any kind or nature, including all goodwill associated therewith and symbolized thereby, together will all applications, registrations and renewals for any of the foregoing (“Marks”); (iv) all rights in mask works, and all mask work registrations and applications therefor; (v) rights in trade secrets, know-how and confidential or proprietary information that is not generally known or readily ascertainable through proper means, including designs, plans, drawings, flow charts, state diagrams, specifications, technology, know-how, methods, designs, concepts and other confidential information, whether or not, in each case, patentable, copyrightable, or conceived or reduced to practice; (vi) rights in Software; (vii) any other intellectual property or similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, and (viii) all past, present and future claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing.

“IRS” means the United States Internal Revenue Service or any successor thereto.

“Knowledge” of (a) the Company, with respect to any matter in question, means the actual knowledge of each of the Company’s Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Medical Officer (and former Vice President of Quality Assurance and Regulatory Affairs), Chief Commercial Officer, Chief People Officer, Vice President of Global Operations, Vice President of Global Research and Development, Vice President of Quality Assurance, Chief Information Officer, Vice President of Marketing, Vice President of Product Management, Vice President of Financial Planning and Analysis, and Vice President Controller and (b) of Parent, with respect to any matter in question, means the actual knowledge of the officers of Parent.

“Laws” means any federal, state, provincial, local, supranational or foreign law, statute, ordinance, common law, rule, regulation, judgment, settlement, order, injunction, decree, arbitration award or agency requirement of any Governmental Authority.

“Legal Proceeding” means any claim, action, charge, lawsuit, administrative proceeding, arbitration, mediation, litigation, or other similarly formal legal proceeding or (to the Knowledge of the Company, as used in relation to the Company) any audit, investigation or similar inquiry, brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

“Material Contract” means any of the following Contracts:

(a)               any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as a whole;

(b)               any employment, management, severance, termination, retention, transaction bonus, change in control, consulting, relocation, repatriation, expatriation or similar Contract with any former or current employee, officer, individual independent contractor, or director of the Company or any of its Subsidiaries that is not terminable at will and without liability to the Company or any of its Subsidiaries in excess of $300,000, pursuant to which the Company or any of its Subsidiaries has or may have obligations;

(c)               any Collective Bargaining Agreement;

(d)               any Contract with any of the 15 largest (i) suppliers of the Company and its Subsidiaries, taken as a whole, determined on the basis of payments made to the applicable supplier by the Company and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2021

(collectively, the “Material Suppliers”), or (ii) customers of the Company and its Subsidiaries, taken as a whole, determined on the basis of payments made to the Company and/or its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2021 (collectively, the “Material Customers”), that has a term of greater than one year and is not terminable without penalty upon notice of 90 days or less, other than ordinary-course non-disclosure agreements, quotes, purchase orders, invoices or Contracts ancillary to the main agreement governing the supply or customer relationship between the applicable Material Supplier or Material Customer and the Company;

(e)               any Contract with any Person listed under the heading “Material Contract Parties” in Section 1.1 of the Company Disclosure Letter;

(f)                any IP Contract;

(g)               any material Contract providing for the development of material Intellectual Property by or for the Company, including any material Contract by which the Company has agreed to transfer ownership of any such material Intellectual Property to a third Person on or after the date hereof (in each case, other than (i) any Contract entered into in the ordinary course of business and (ii) employee invention assignment agreements between the Company or any of its Subsidiaries and any employee of the Company or any of its Subsidiaries);

(h)               any material Contract containing any covenant or other provision by the Company or any of its Subsidiaries (i) to not engage in any material line of business or to not compete with any Person in any line of business that is material to the Company; (ii) to not engage in any business that is material to the Company with any third Person or levying a fine, charge or other payment for doing so; or (iii) granting “most favored nation” pricing or “exclusivity” status to a third Person;

(i)                 any material Contract that contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person other than the Company;

(j)                 any Contract (i) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries with a value greater than $2,000,000 after the date of this Agreement; or (ii) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company;

(k)               any Contract that obligates the Company or any Company Subsidiary to make any future capital investment or capital expenditure outside the ordinary course of business and in excess of $250,000 individually or $500,000 in the aggregate;

(l)                 (i) any mortgages, indentures, guarantees, loans or credit agreements, bonds, debentures, notes, debt securities, security agreements or other material Contracts relating to the borrowing of money or extension of credit or other indebtedness for borrowed money, (ii) all capitalized or finance lease obligations as determined under GAAP, or (iii) any interest rate, commodity or currency protection agreement or similar hedging agreement, in each case, other than

(A) accounts receivables and payables in the ordinary course of business; and (B) loans to Subsidiaries of the Company in the ordinary course of business;

(m)             any material Lease set forth in Section 3.14(b) of the Company Disclosure Letter;

(n)               any material Contract or other arrangement accelerating or providing for the payment, funding, increase or vesting of any benefits, compensation or other rights in connection with the Merger;

(o)               any Contract providing for indemnification of any officer, director or employee by the Company or any of its Subsidiaries, other than Contracts entered into on substantially the same form as the Company or its Subsidiaries’ standard forms previously made available to Parent;

(p)               any Contract that is an agreement in settlement of a dispute that imposes material obligations on the Company or any of its Subsidiaries after the date of this Agreement; and

(q)               any Contract that involves a joint venture, the creation of a limited liability company or partnership agreement with any Person, including any Contracts involving any investment of the Company or its Subsidiaries in any other Person.

“NASDAQ” means The NASDAQ Global Select Market and any successor stock exchange or inter dealer quotation system operated by The Nasdaq Stock Market, LLC or any successor thereto.

“Non-Recourse Parent Party” means each current, former, or future equityholder, controlling person, Affiliate, member, manager, general or limited partner, stockholder, incorporator, director, officer, employee, agent, attorney, advisor or other Representative, successor, or assignee of any of the Financing Sources, Financing Source Related Parties, Parent, Merger Sub or the Guarantor (including any Person negotiating or executing this Agreement on behalf of such a party), and any current, former, or future equityholder, controlling person, Affiliate, member, manager, general or limited partner, stockholder, incorporator, director, officer, employee, agent, attorney, advisor or other Representative, successor, or assignee of any of the foregoing.

“Open Source Materials” means any Software that is licensed, provided or distributed under any open-source or similar license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License).

“Parent Related Parties” means, collectively, the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Financing Sources, Financing Source Related Parties, Affiliates (other than Parent, Merger Sub or the Guarantor), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub, Guarantor or each of their respective Affiliates.

“Permitted Liens” means any of the following: (a) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar liens or security interests that attach as a matter of law that are not yet due or that are being contested in good faith and by appropriate proceedings; (c) leases, subleases and licenses (other than capital leases, finance leases and leases underlying sale and leaseback transactions); (d) liens imposed by applicable Law (other than Tax Law); (e) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (f) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (g) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or value of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed as of the date of this Agreement; (i) non-exclusive licenses under Company Intellectual Property; or (j) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries.

“Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

“Personal Information” means information identifying an individual that is regulated or protected by one or more applicable federal, state, foreign, or multi-national information privacy or security Laws, including Data Protection Legislation, including, but not limited to, an individual’s name, address, credit or payment card information, bank account number, email address, date of birth, government-issued identifier, social security number, PHI as defined by HIPAA, and “Sensitive Data” as that term is defined in the GDPR and UK GDPR.

“PHSA” means the United States Public Health Service Act.

“Processing” has the meaning ascribed to such term in the GDPR and UK GDPR.

“Product” means any product, service, drug, biologic, medical device, intermediate, component, or accessory designed, procured, developed, manufactured, produced, packaged, labeled, distributed, exported, imported, handled, sold, or promoted by, or on behalf of, the Company or any of its Subsidiaries.

“Registered Intellectual Property” means all United States, international and foreign (a) Patents and Patent applications (including provisional applications) pending as of the date of this Agreement; (b) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks) pending as of the date of this Agreement; (c) registered Copyrights and applications for Copyright registration pending as of the date of this Agreement, and (d) domain names.

“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses, franchises, accreditations, consents, clearances or any other permits granted by any Governmental Authority related to any Product, including import and export authorizations, establishment registrations, product listings, premarket clearances and notifications, premarket approvals, investigational device exemptions, and emergency use authorizations, or that are issued or enforced by a Governmental Authority with jurisdiction over any Healthcare Law or Device Regulatory Law and material to or legally required for the operation of the business of the Company and its Subsidiaries as currently conducted.

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, or migration into or through the environment.

“Required Financing Information” means

(a)	the audited consolidated balance sheet, statement of cash flows and statement of income (or operations) of the Company as of and for the most recently completed fiscal year ended at least 90 days prior to the Closing Date; and

(b)	an unaudited balance sheet and related statements of income (or operations) and cash flows of the company as of the end of each fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended on or after the most recent financial statements delivered pursuant to the forgoing clause (a) and at least 60 days prior to the Closing Date;

provided that if the Company in good faith reasonably believes that it has delivered the Required Financing Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed any such delivery), in which case, the Company shall be deemed to have delivered the Required Financing Information as of the date of delivery of such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financing Information and, within three Business Days after the delivery of such notice to the Parent, the Parent delivers a written notice to the Company to that effect (stating with specificity which Required Financing Information the Company has not delivered), it being understood that delivery of such written notice shall not prejudice the Company’s right to assert that the Required Financing Information has been delivered.

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under applicable Sanctions Laws, including: (a) any individual or entity listed on any applicable U.S. or non-U.S. sanctions list or export-related restricted party, including, without limitation, the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (b) any Person located, organized, or resident in any country or region that is the subject or target of comprehensive sanctions under Sanctions Laws (including, without limitation, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and the Crimea region of Ukraine, collectively, the “Sanctioned Territories”); or (c) any entity that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clauses (a) or (b).

“Sanctions Laws” means all applicable U.S. and non-U.S. regulations, statutes, measures, and orders relating to economic or trade sanctions, including, without limitation, the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, the United Kingdom, and the European Union.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” means the Securities Act of 1933.

“Software” means computer programs and applications (whether in source code, object or executable code form), including firmware, software compilations, software implementations of algorithms, software tool sets, compilers, software implementations of application programming interfaces, software implementations of databases and software development tools.

“Subsidiary” of any Person means (a) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (b) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member, or holds more than 50% of the membership interest of such company, and has the power to direct the policies, management and affairs of such company; or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

“Superior Proposal” means any bona fide written Acquisition Proposal on terms that the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably capable of being consummated in accordance with its terms, taking into account the timing, likelihood of consummation, all legal, regulatory and financing aspects of the proposal and the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and is more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account any revisions to this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, and the Limited Guaranty, made or proposed in writing by Parent prior to the time of such determination that, if accepted by the Company, would be binding upon Parent and Merger Sub). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

“Tax” means any and all United States federal, state and local and non-United States taxes, assessments, charges, duties, fees, levies, and other governmental charges and impositions in the nature of taxes (including, without limitation, taxes based upon or measured by gross receipts, estimated, privilege, fuel, ad valorem, customs, duties, license, environmental, alternative minimum, add-on minimum, utility, windfall profits, franchise, capital stock, real property, personal property, tangible withholding, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, workers’ compensation, value-added, and all other taxes of any kind, whether disputed or not), including any liability for the payment of any such amounts as a result of being a member of any affiliated, combined, consolidated, or unitary tax group (within the meaning of Code Section 1504(a) or any similar provision of local, state, or non-United States Law covering any Tax purpose and any Taxes of any kind) or as a result of being liable for another person’s taxes (whether as a transferee or successor or under any written or unwritten tax sharing agreement, under operation of Law or otherwise), interest additions to tax, or penalties with respect to any of the foregoing.

“Technology” means any algorithms, diagrams, inventions (whether or not patentable), invention disclosures, know-how, and other proprietary information, lab notebooks, prototypes, methods, processes, formulae, compositions, routines, protocols, schematics, specifications, technical data, Software, mask works, user interfaces, databases and data collections, works of authorship, business plans, proposals, designs, customer data, financial information, pricing and cost information, bills of material, reports, performance data, quality data and any other forms of technical information, but, in each case, not the Intellectual Property therein, which is addressed separately.

“Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement, other than any Legal Proceedings among the Parties related to this Agreement, the Limited Guaranty or the Commitment Letters.

“Transactional Matters” means, collectively, (a) this Agreement, any agreements or documents executed in connection herewith or contemplated hereby (including the Commitment Letters and the Limited Guaranty), (b) the negotiation, execution or performance of this Agreement, any agreements or documents executed in connection herewith or contemplated hereby (including any representation or warranty made in connection with, or as an inducement to, this Agreement or such documents), (c) any transactions contemplated by this Agreement or any agreements or documents executed in connection herewith or contemplated hereby, (d) any breach, violation or termination of this Agreement (including the failure of any representation and warranty to be true or accurate) or any agreements or documents executed in connection herewith or contemplated hereby, (e) any failure of the transactions contemplated by this Agreement (including the Merger) or any agreements or documents executed in connection herewith or contemplated hereby to be consummated, or (f) any claims or actions under applicable Laws based upon, arising under, out or by reason of, connected with, or related in any manner to any of the foregoing.

“WARN” means the United States Worker Adjustment and Retraining Notification Act and any similar foreign, state or local Law, regulation or ordinance.

1.2              Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
AAA	9.10(a)(i)
Advisor	3.3(b)
Agreement	Preamble
Alternative Acquisition Agreement	5.3(b)
Alternative Debt Financing	6.5(a)
Bylaws	3.1
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.9(c)
Charter	2.5(a)
Closing	2.3
COBRA	3.18(f)
Commercial Rules	9.10(a)(i)
Commitment Letters	4.11(a)(ii)
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(d)(i)
Company Disclosure Letter	Article III
Company Restricted Stock Consideration	2.8(a)
Company Restricted Stock Unit Consideration	2.8(b)
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Stockholder Meeting	6.4(a)
Confidentiality Agreement	9.4
Consent	3.6
Copyrights	1.1
Cut-Off Date	5.3(a)
Data Protection Requirements	3.16(j)(ii)
Debt Commitment Letter	4.11(a)(i)
Debt Financing	4.11(a)(i)
DGCL	Recitals
Dissenting Company Shares	2.7(c)(i)
D&O Insurance	6.10(c)
DTC	2.9(d)

Term	Section Reference

Early ESPP Exercise Date	2.8(f)
Effect	1.1
Effective Time	2.2
Electronic Delivery	9.13
Employee Plans	3.18(a)
Enforceability Limitations	3.2
Enforcement Costs	8.3(e)
Equity Commitment Letter	4.11(a)(ii)
Equity Financing	4.11(a)(ii)
ESPP	2.8(f)
Exchange Fund	2.9(b)
Fair Value	4.13(e)(i)
Fee Letter	4.11(a)(i)
Financing	4.11(a)(ii)
Financing Source Provisions	8.4
Go-Shop Period End Date	5.3(a)
Guarantor	Recitals
Indemnified Persons	6.10(a)
International Employee Plans	3.18(j)
Intervening Event	5.3(e)(i)
IP Contracts	3.16(e)
IT Systems	3.16(j)(i)
KYC Deliverables	6.6(a)(viii)
Lease	3.14(b)
Leased Real Property	3.14(b)
Limited Guaranty	Recitals
Malicious Code	3.16(l)
Marks	1.1
Material Suppliers	1.1
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
Non-Employee Holders	2.9(b)
New Plans	6.11(d)
Notice Period	5.3(e)(ii)(3)
Offering Period	2.8(f)
Old Plans	6.11(d)
Option Consideration	2.8(c)
Outside Date	8.1(c)
Owned Company Shares	2.7(a)(iii)
Owned Real Property	3.14(a)
Parent	Preamble
Parent Account	8.3(b)(ii)
Parent Disclosure Letter	Article IV

Term	Section Reference
Party	Preamble
Parent Termination Fee	8.3(c)
Patents	1.1
Payment Agent	2.9(a)
Payoff Letters	6.6(a)(v)
Permits	3.20
Per Share Price	2.7(a)(ii)
PHI	3.27(e)
Present Fair Salable Value	4.13(e)(ii)
Process Agent	9.10(a)(xiii)
Proxy Statement	6.3(a)
Purchase Period	2.8(f)
Recent SEC Reports	Article III
Representatives	5.3(a)
Required Financing Amount	4.11(c)
Requisite Stockholder Approval	3.4
Surviving Corporation	2.1
Tax Incentive	3.17(i)
Tax Returns	3.17(a)
Trade Control Laws	3.26(a)
Uncertificated Shares	2.9(c)

1.3              Certain Interpretations.

(a)               When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)               When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation”; and (iii) the word “will” shall be construed to have the same meaning and effect as the word “shall.”

(c)               Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)               The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)               When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)                The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g)               When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)               Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(i)                 A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time.

(j)                 All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(k)               The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The preamble and the recitals set forth at the beginning of this Agreement are incorporated by reference into and made a part of this Agreement.

(l)                 The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(m)             The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n)               No summary of this Agreement or any Exhibit, Schedule or other document delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit, Schedule or other document.

(o)               The information contained in this Agreement and in the Company Disclosure Letter and the Parent Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(p)               The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(q)               Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room managed by the Company at http://www.intralinks.com or on the SEC EDGAR database prior to the execution and delivery of this Agreement or (ii) sent by email to Parent’s outside counsel listed in Section 9.2 with an email subject line referencing “Prince: Made Available” prior to the execution and delivery of this Agreement.

(r)                Any action that the Company Board is authorized to take under this Agreement may be taken by a committee of the Company Board to the extent such committee has been duly authorized to take such action.

Article II
THE MERGER

2.1              The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2              The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause a certificate of merger in customary form and substance (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3              The Closing. The closing of the Merger will take place at a closing (the “Closing”) to occur at 9:00 a.m., Eastern time, by electronic exchange of documents, on the later of (a) a date which shall be the third Business Day after the satisfaction or waiver in accordance with this Agreement by the Party having the benefit of the applicable condition (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or waiver in accordance with this Agreement by the Party having the benefit of the applicable condition) of all conditions at the Closing); or (b) at such other place, date and time as the Company and Parent may agree in writing; provided that in no event will the Closing occur before the sixtieth day following the date hereof.

2.4              Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5              Certificate of Incorporation and Bylaws.

(a)               Certificate of Incorporation. At the Effective Time, the Amended and Restated Certificate of Incorporation of the Company as amended (the “Charter”), will be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended (subject to the provisions of Section 6.10(a)) in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided, however, that (i) the name of the Surviving Corporation will be the name of the Company, (ii) the certificate of incorporation of the Surviving Company shall omit any provisions of the certificate of incorporation of Merger Sub which named the incorporator or incorporators, the initial board of directors and the original subscribers for shares and (iii) the certificate of incorporation of the Surviving Company shall contain provisions with respect to indemnification, exculpation and advancement of expenses that are identical to the indemnification, exculpation and advancement of expenses provisions set forth in the Charter.

(b)               Bylaws. At the Effective Time, subject to the provisions of Section 6.10(a), the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6              Directors and Officers.

(a)               Directors. At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(b)               Officers. At the Effective Time, the initial officers of the Surviving Corporation will be the officers of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed or until their earlier death, resignation or removal.

2.7              Effect on Capital Stock.

(a)               Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(i)                        each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii)                        each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than Owned Company Shares and Dissenting Company Shares but including each share of Company Restricted Stock) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $33.50, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9(c) (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11) (or, in the case of Company Restricted Stock, in accordance with the provisions, and without duplication, of Section 2.8(a)); and

(iii)                        each share of Company Common Stock that is (1) owned by the Company as treasury stock; (2) owned by Parent or Merger Sub; or (3) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub, in each case as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b)               Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend of securities convertible into Company Common Stock), reclassification, combination, or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

(c)               Statutory Rights of Appraisal.

(i)                        Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who shall have neither voted in favor of the adoption of this Agreement nor consented thereto in writing and who shall have properly and validly demanded their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7. Such Company Stockholders will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to

Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.9(c) (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11).

(ii)                        The Company will give Parent prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares. Parent shall have the right to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands in respect of Dissenting Company Shares.

2.8              Equity Awards.

(a)               Company Restricted Stock. Except as set forth on Section 2.8 of the Company Disclosure Letter, at the Effective Time, each share of Company Restricted Stock outstanding as of immediately prior to the Effective Time, whether vested or unvested, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the Per Share Price (the “Company Restricted Stock Consideration”). The payment of the Company Restricted Stock Consideration will be subject to withholding for all required Taxes.

(b)               Company Restricted Stock Units. Except as set forth on Schedule 2.8 of the Company Disclosure Letter, at the Effective Time, each Company Restricted Stock Unit outstanding as of immediately prior to the Effective Time, whether vested or unvested, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Per Share Price; multiplied by (ii) (1) with respect to Company Restricted Stock Units that are only subject to time-vesting requirements, the total number of shares of Company Common Stock subject to such Company Restricted Stock Unit and (2) with respect to Company Restricted Stock Units that are subject to time- and performance-vesting requirements, the total number of shares of Company Common Stock determined to be performance vested with the performance goals deemed achieved at maximum levels and with the remaining time-vesting requirements deemed satisfied (the “Company Restricted Stock Unit Consideration”). The payment of the Company Restricted Stock Unit Consideration will be subject to withholding for all required Taxes.

(c)               Company Options. At the Effective Time, each Company Option (or portion thereof) that is outstanding, whether vested or unvested as of immediately prior to the Effective Time and that is an In-the-Money Company Option will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Per Share Price (less the exercise price per share attributable to such Company Option); multiplied by (ii) the total number of shares of Company Common Stock issuable upon exercise in full of such Company Option (the

“Option Consideration”). Notwithstanding anything to the contrary in this Agreement, at the Effective Time all Company Options that are not In-the-Money Company Options will be cancelled without any cash payment being made in respect thereof. The payment of the Option Consideration will be subject to withholding for all required Taxes.

(d)               Payment Procedures. Except as set forth on Section 2.8(d) of the Company Disclosure Letter, no later than the second regularly-scheduled payroll cycle of the Surviving Corporation following the Effective Time (or, with respect to any Company Restricted Stock Units that constitute nonqualified deferred compensation subject to (and within the meaning of) Section 409A of the Code, at the earliest practicable time permitted under the applicable Employee Plan or Section 409A of the Code that will not trigger a tax or penalty under Section 409A of the Code), the Company or the Surviving Corporation shall pay to the applicable holders of Company Restricted Stock, Company Restricted Stock Units and In-the-Money Company Options, through its payroll system or payroll provider, as applicable, all amounts required to be paid to such holders in respect of such Company Restricted Stock, Company Restricted Stock Units or In-the-Money Company Options that are cancelled and converted pursuant to Section 2.8(a), Section 2.8(b) and Section 2.8(c), as applicable. All such payments will be less any required withholding Taxes. Notwithstanding the foregoing, in the case of any payment owed to a holder of Company Restricted Stock, Company Restricted Stock Units or In-the-Money Company Options pursuant to Section 2.8(a), Section 2.8(b) or Section 2.8(c), as applicable, who is not a current or former employee of the Company or any of its Subsidiaries, the applicable payments shall be made through the Payment Agent pursuant to Section 2.9. All such payments will be less any required withholding Taxes.

(e)               Further Actions. The Company will pass resolutions necessary to effect the cancellation and exchange, as applicable, of Company Restricted Stock, Company Restricted Stock Units and Company Options upon the Effective Time and to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act), and, in exchange for the payment of the consideration provided for under this Section 2.8, terminate all Company Restricted Stock awards, all Company Restricted Stock Units, all Company Options and all Company Stock Plans and (if applicable) the ESPP, as of the Effective Time, and terminate the provisions in any other Employee Plan, Contract or arrangement providing for the issuance or grant or vesting of any other interest in respect of the capital stock of the Company or any of its Subsidiaries as of the Effective Time (but subject to the consummation of the Merger) without any liability to Parent, the Company, and Merger Sub. The Company will ensure that, following the Effective Time, no participant in any Company Stock Plan or other Employee Plan will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any of their respective Subsidiaries.

(f)                Treatment of Employee Stock Purchase Plan. With respect to the Company’s Amended and Restated 2011 Employee Stock Purchase Plan if such plan is approved by the Company’s stockholders at its 2022 annual meeting (the “ESPP”), as soon as practicable following the date of this Agreement, the Company Board will adopt resolutions or take all other actions as may be required to provide that (i) no new participants will commence participation in the ESPP after the date of this Agreement; (ii) no participant in the ESPP will be allowed to increase his or her payroll contribution rate in effect as of the date of this Agreement or make separate non-payroll contributions on or following the date of this Agreement; and (iii) no new Offering Period (as defined in the ESPP)

or Purchase Period (as defined in the ESPP) will commence or be extended pursuant to the ESPP, in each case, after the date of this Agreement. With respect to each Offering Period that would otherwise be in effect on the Closing Date, the Company shall take action to provide that such Offering Period shall terminate on the date immediately preceding the Closing Date or any earlier date mutually agreed to in writing between Parent and the Company (any date, the “Early ESPP Exercise Date”). The Company shall take all action to terminate the ESPP no later than immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger).

2.9              Exchange of Certificates.

(a)               Payment Agent. Prior to the Closing, Parent will (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b)               Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, (i) for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock have become entitled pursuant to Section 2.7, and (ii) for payment to the holders of Company Restricted Stock, Company Restricted Stock Units and/or In-the-Money Company Options pursuant to Section 2.8(a), Section 2.8(b) and/or Section 2.8(c), as applicable, who are not current or former employees of the Company or any of its Subsidiaries (collectively, “Non-Employee Holders”), an amount in cash equal to the aggregate consideration to which such holders of Company Restricted Stock, Company Restricted Stock Units and/or In-the-Money Company Options have become entitled pursuant to Section 2.8(a), Section 2.8(b) and/or Section 2.8(c). Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (1) there are any losses with respect to any investments of the Exchange Fund; (2) the Exchange Fund diminishes or is otherwise for any reason below the level required for the Payment Agent to promptly pay the cash amounts owed pursuant to Section 2.7 and/or the cash amounts owed to Non-Employee Holders pursuant to Section 2.8(a), Section 2.8(b) and/or Section 2.8(c); or (3) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts owed pursuant to Section 2.7 and/or the cash amounts owed to Non-Employee Holders pursuant to Section 2.8(a), Section 2.8(b) and/or Section 2.8(c) for any reason, Parent will, or will cause the Surviving Corporation to, promptly add to, replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments owed pursuant to Section 2.7 and the payments amounts owed to Non-Employee Holders pursuant to Section 2.8(a),

Section 2.8(b) and/or Section 2.8(c). Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(c)               Payment Procedures. Promptly following the Effective Time (and in any event within three Business Days), Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (1) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares, Owned Company Shares and shares of Company Restricted Stock) (the “Certificates”); and (2) uncertificated shares of Company Common Stock that represented outstanding shares of Company Common Stock (other than Dissenting Company Shares, Owned Company Shares and shares of Company Restricted Stock) (the “Uncertificated Shares”) (A) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent); and (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Per Share Price payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11), the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificate; by (y) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered will forthwith be cancelled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (I) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares; by (II) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price, without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d)               DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent will transmit to DTC or its nominees on the first Business Day after the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (x)(i) the number of shares of Company Common Stock (other than Owned Company

Shares, Company Restricted Stock and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time; multiplied by (ii) the Per Share Price plus (y) the aggregate amount in cash owed to Non-Employee Holders pursuant to Section 2.8(a), Section 2.8(b) and Section 2.8(c).

(e)               Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Per Share Price is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. Payment of the applicable Per Share Price with respect to Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered.

(f)                No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)               Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 will thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares two years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10          No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically cease to exist; and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with Section 2.7, or in the case of

Dissenting Company Shares, the rights pursuant to Section 2.7(c). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11          Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12          Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Restricted Stock, Company Restricted Stock Units or Company Options or any other Person such amounts as are required to be deducted or withheld therefrom pursuant to any Tax Law. To the extent that such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.13          No Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.14          Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately after the Effective Time will take all such lawful and necessary action.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the Company SEC Reports, filed or furnished with the SEC pursuant to the Exchange Act on or after December 31, 2018 and prior to the date of this Agreement (other than forward-looking disclosures set forth under the captions “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Quantitative and Qualitative Disclosures About Market Risk,” it being understood that any factual information contained therein shall not be excluded) (the “Recent SEC Reports”) (it being

(i) understood that any matter disclosed in any Recent SEC Report will be deemed to be disclosed with respect to a representation or warranty in this Article III only to the extent that it is reasonably apparent from such disclosure in such Recent SEC Report that it is applicable to representation or warranty; and (ii) acknowledged that nothing disclosed in the Recent SEC Reports shall be deemed to modify or qualify the representations and warranties set forth in Section 3.7(a) or Section 3.7(c)); or (b) subject to the terms of Section 9.12, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1              Organization; Good Standing. The Company (a) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified and licensed to do business and is in good standing in each jurisdiction where the character of its properties or assets owned or leased or the nature or the conduct of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified, licensed or in good standing has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Second Amended and Restated Bylaws of the Company (the “Bylaws”), each as amended to date. The Company is not in violation of the Charter or the Bylaws.

3.2              Corporate Power; Enforceability. The execution and delivery of this Agreement by the Company, and assuming receipt of the Requisite Stockholder Approval and that the representations of Parent and Merger Sub set forth in Section 4.6(b) are true and correct, the performance by the Company of its covenants and obligations hereunder (including the consummation of the Merger) have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company and (ii) subject to the receipt of the Requisite Stockholder Approval and assuming that the representations of Parent and Merger Sub set forth in Section 4.6(b) are true and correct, the performance by the Company of its covenants and obligations hereunder (including the consummation of the Merger). This Agreement has been duly executed and delivered by the Company and the due authorization, execution and, assuming that the representations of Parent and Merger Sub set forth in Section 4.6(b), delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (1) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (2) is subject to general principles of equity (the “Enforceability Limitations”).

3.3              Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)               Company Board Approval. The Company Board has unanimously (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; and (iii) resolved, subject to Section 5.3, to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL (such recommendation in this clause (iii), the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date of this Agreement.

(b)               Fairness Opinion. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of its financial advisor, Stifel, Nicolaus & Company, Incorporated (the “Advisor”), to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions and limitations set forth therein, the Per Share Price to be received in the Merger by the holders of shares of Company Common Stock (other than Owned Company Shares or Dissenting Company Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

(c)               Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6(b) are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to the Merger.

3.4              Requisite Stockholder Approval. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6(b) are true and correct, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote to adopt this Agreement (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is necessary pursuant to applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.

3.5              Non-Contravention. The execution and delivery of this Agreement by the Company, and, assuming compliance with the matters referred to in Section 3.6 and receipt of the Requisite Stockholder Approval, the performance by the Company of its covenants and obligations hereunder (including the consummation of the Merger) do not (a) violate or conflict with any provision of the Charter or the Bylaws; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming that the representations of Parent and Merger Sub set forth in Section 4.6(b) are true and correct, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens), or any right of first refusal or forced sale to a third party of, upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations, rights or liens that have not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.6              Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company or any Subsidiary thereof (a) in connection with the execution, delivery and performance of this Agreement by the Company or (b) the performance by the Company of its covenants and obligations pursuant to this Agreement (including the consummation of the Merger), except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including the Proxy Statement and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws and Foreign Investment Laws; (iv) compliance with the rules and regulations of NASDAQ; (v) the receipt of Regulatory Authorizations set forth on Schedule 3.6 of the Company Disclosure Letter; (vi) any other actions or filings required solely by reason of the participation of Parent or Merger Sub and (vii) such other Consents the failure of which to obtain would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.7              Company Capitalization.

(a)               Capital Stock. The authorized capital stock of the Company consists of (i) 120,000,000 shares of Company Common Stock; and (ii) 10,000,000 shares of Company Preferred Stock. As of 5:00 p.m., Eastern time, on April 12, 2022 (such time and date, the “Capitalization Date”), (1) 34,576,114 shares of Company Common Stock were issued and outstanding (which excludes the shares of Company Common Stock relating to the Company Restricted Stock Units and Company Options, as referred to in clauses (i) and (ii) of Section 3.7(a) and any shares held by the Company as treasury shares, but includes 402,878 shares of Company Restricted Stock); (2) no shares of Company Preferred Stock were issued and outstanding; and (3) the ESPP has not become effective and there are no shares reserved for issuance under the ESPP. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. Since the Capitalization Date, the Company has not issued or granted any Company Securities, other than the issuance of Company Securities upon the exercise or settlement (as applicable) of Company Restricted Stock Units or Company Options outstanding as of the Capitalization Date.

(b)               Stock Reservation. As of the Capitalization Date, the Company has reserved 1,785,766 shares of Company Common Stock that remain available for future issuance pursuant to the Company Stock Plans and, if approved by the Company’s stockholders at its 2022 annual meeting, 750,000 shares of Company Common Stock shall be reserved for future issuance pursuant to the ESPP (excluding shares of Company Common Stock subject to outstanding Company Restricted Stock Units and Company Options as of the Capitalization Date, for purposes of this sentence, deducting from shares that remain available for future issuance pursuant to the Company Stock Plans two-and-a-half shares of Company Common Stock for each share of Company Common Stock subject to a Company Restricted Stock Unit (and assuming target-level performance, where applicable) and each outstanding share of Company Restricted Stock and one share of common stock for each share of Company Common Stock subject to a Company Option). As of the Capitalization Date, there were (i) outstanding Company Restricted Stock Units representing the right to receive up to 1,157,685 shares of Company Common Stock (assuming the achievement of all applicable performance goals at maximum levels); (ii) outstanding Company Options to acquire 203,096 shares of Company Common Stock, all of which are In-the-Money Company Options with a weighted average exercise price of

$20.68; and (iii) zero shares of Company Common Stock subject to outstanding purchase rights under the ESPP.

(c)               Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date there were (i) other than the Company Capital Stock, no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights of the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. As of the date hereof, the Company does not have a stockholder rights plan in effect. The Company does not have any declared, but unpaid, dividends or distributions outstanding with respect to any Company Securities.

(d)               Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

(e)               Equity Award Grants. Each Company Option (i) was granted with an exercise price equal to or greater than the fair market value of such underlying Company Security on the date of grant (as determined in accordance with Section 409A of the Code), and (ii) has not had its exercise date or grant date delayed or “back-dated.” Each award of Company Restricted Stock, Company Option and Company Restricted Stock Unit has been issued in compliance in all material respects with the applicable Company Stock Plan under which it was granted and all applicable Laws. Section 3.7(e) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the Capitalization Date, of: (1) each outstanding Company Option, including (A) the name of the holder thereof, (B) the number of shares of Company Common Stock issuable upon exercise of such Company Option, (C) the exercise price with respect thereto, (D) the applicable grant date thereof, (E) the expiration date thereof, (F) the vesting conditions thereto, (G) the Company Stock Plan under which it was issued, and (H) whether such Company Option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code; (2) each Company Restricted Stock Unit, including (A) the name of the holder thereof, (B) the total number of shares of Company Common Stock that may be issued pursuant thereto, (C) the applicable grant date thereof, (D) the vesting conditions thereof, and (E) the Company Stock Plan under which it was issued; and (3) each award of Company Restricted Stock, including (A) the name of the holder thereof, (B) the total number of shares of Company Common Stock subject thereto, (C) the applicable grant date thereof, (D) the vesting conditions thereof, (E) the applicable repurchase price, if any, and (F) the Company Stock Plan under which it was issued.

3.8              Subsidiaries.

(a)               Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company that is not wholly owned, directly or indirectly, by the Company. Each Subsidiary of the Company (i) is duly incorporated or formed, validly existing and in good standing pursuant to the laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company that is not wholly owned, directly or indirectly, by the Company, each as amended to date. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.

(b)               Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each “significant subsidiary” of the Company, except for director’s qualifying or similar shares described on Section 3.8(b) of the Company Disclosure Letter, is owned, directly or indirectly, by the Company, free and clear of all liens (other than liens securing indebtedness for borrowed money to be discharged at or promptly after Closing) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement.

(c)               Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any “significant subsidiary” of the Company; (ii) options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire from any “significant subsidiary” of the Company, or that obligate any “significant subsidiary” of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any “significant subsidiary” of the Company; or (iii) obligations of any “significant subsidiary” of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such “significant subsidiary” to any Person other than the Company or one of its Subsidiaries.

(d)               Other Investments. Except for equity interests held in the ordinary course of business as passive investments as part of the Company’s cash management or compensation programs, the Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person, which securities, interests or investments have a value of at least $1,500,000.

3.9              Company SEC Reports. Since December 31, 2018, the Company has filed or furnished all forms, reports, schedules, statements and other documents required to be filed or furnished with the SEC, including all exhibits thereto and information incorporated by reference therein, pursuant to applicable laws prior to the date of this Agreement (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

3.10          Company Financial Statements; Internal Controls; Indebtedness.

(a)               Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company and its Subsidiaries filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-K or Form 10-Q with respect to any financial statements filed on such form); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended. Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any material off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)               Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2021, and such assessment concluded that such system was effective. The Company’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2021. Since December 31, 2021, to the Knowledge of the Company, no events, facts or circumstances have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and conclude, after such assessment, that such system was effective. Since December 31, 2021, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c)               Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (1) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (2) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.

3.11          No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP (or notes thereto), other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the

Company and its Subsidiaries (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business on or after the date of the Audited Company Balance Sheet; (d) executory obligations under Contracts entered into by the Company or any of its Subsidiaries in the ordinary course of business that do not arise out of any breach or default under such Contract on the part of the Company or any of its Subsidiaries; or (e) that have not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.12          Absence of Certain Changes.

(a)               No Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet through the date hereof, (i) except for events giving rise to and the discussion and negotiation of this Agreement or for actions taken reasonably and in good faith to respond to COVID-19 or COVID-19 Measures, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business and (ii) there has not occurred a Company Material Adverse Effect.

(b)               Forbearance. Since the date of the Audited Company Balance Sheet, the Company has not taken any action that would be prohibited by Section 5.2(k)(ii) (compensation and benefits increase), Section 5.2(l) (legal proceedings settlement) and Section 5.2(m) (assets revaluation), if taken or proposed to be taken after the date of this Agreement.

3.13          Material Contracts.

(a)               List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound as of the date hereof (other than any Material Contracts contemplated by clause (a) of the definition of Material Contract and any Material Contracts listed in Section 3.18(a) of the Company Disclosure Letter), and a true, correct and complete copy of each Material Contract has been made available to Parent.

(b)               Validity. Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except for such failures to be valid and binding or in full force and effect that would not have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)               Notices from Material Suppliers and Material Customers. Since the date of the Audited Company Balance Sheet to the date of this Agreement, the Company has not received any notice in writing from any Person indicating that such Person intends to terminate, or not renew, any Material Contract with any Material Supplier or Material Customer, except for such notices to terminate or not renew any Material Contract with any Material Supplier or Material Customer that would not have a Company Material Adverse Effect.

3.14          Real Property.

(a)               Owned Real Property. Section 3.14(a) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the real property owned by the Company or any of its Subsidiaries (such property, the “Owned Real Property”). There are no pending or, to the Knowledge of Company, threatened condemnation proceedings, lawsuits, or administrative actions relating to any Owned Real Property or other matters affecting and adversely impairing the current use, occupancy, or value thereof, except for such proceedings, lawsuits, or administrative actions that would not have, individually or in the aggregate, a Company Material Adverse Effect. There are no options or rights of first refusals to purchase or lease the Owned Real Property or any material portion thereof. All mechanical, structural systems and improvements located on the Owned Real Property are in good working order; and the roof, basement and foundation walls of the buildings and improvements located on the Owned Real Property are in good condition and free of leaks and other structure or material defects, including, without limitation, the effects of flooding, subsidence, rising dame, wet or dry rot or any infestation, except for such defects that would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company or one of its Subsidiaries, as applicable, has good and valid title to the Owned Real Property reflected as owned on the most recent financial statements contained in the Company SEC Reports free of any liens (other than Permitted Liens).

(b)               Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”). The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications, amendments, extensions, renewals, guaranties and supplements thereto). With respect to each Lease and except as would not have a Company Material Adverse Effect or materially and adversely affect the current use by the Company or its Subsidiaries of the Leased Real Property, (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) to the Knowledge of the Company, there are no disputes with respect to such Lease; (iii) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (iv) there are no liens (other than Permitted Liens) on the estate or interest created by such Lease. The Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all liens (other than Permitted Liens). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in material breach of or default pursuant to any Lease. The Owned Real Property and the Leased Real Property comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company.

3.15          Environmental Matters. Except as set forth in Section 3.15 of the Company Disclosure Letter, (a) the Company is, and since December 31, 2018 has been, in material compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all material Permits required pursuant to Environmental Laws for the operation of the business of the Company, including its occupation of the Leased Real Property, (b) there are no Legal Proceedings or orders pending or, to the Knowledge of the Company, threatened against the Company alleging or regarding material violations of or liability under any Environmental Law or relating to Hazardous Materials, (c) the Company does not and has not manufactured, distributed, treated, stored, transported, disposed of, arranged for or permitted the disposal of, Released, exposed any Person to, or owned, leased or operated any property or facility contaminated by, any Hazardous Materials (including any products containing Hazardous Materials), that has given rise to or would give rise to material liabilities for the Company under Environmental Laws, and (d) the Company has not assumed, provided an indemnity with respect to, or otherwise become subject to any material liability of any other Person relating to Environmental Laws or Hazardous Materials. The Company has furnished to Parent all material, non-privileged environmental, health or safety assessments, audits, reports and any other documents relating to environmental, health or safety matters, relating to the Company or any of its past or current properties, facilities or operations, which are in its possession, custody or control.

3.16          Intellectual Property.

(a)               Registered Intellectual Property; Proceedings. Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been applied for, issued or registered and (i) no Legal Proceedings before any Governmental Authority (other than actions related to the ordinary course prosecution of Company Registered Intellectual Property before the United States Patent and Trademark Office or the equivalent authority anywhere in the world) related to any Company Registered Intellectual Property remain unresolved as of the date of this Agreement; (ii) the Company has maintained all Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices; and (iii) none of the Company Registered Intellectual Property is jointly owned with any third Person.

(b)               No Order. No Company Intellectual Property is subject to any contractual commitment, or any Legal Proceeding or outstanding order issued by a Governmental Authority, with respect to the Company restricting in any material respect the use, transfer or licensing thereof by the Company or any of its Subsidiaries of such Company Intellectual Property.

(c)               Validity; Absence of Liens. All Company Registered Intellectual Property is subsisting and, to the Company’s Knowledge, valid and enforceable. No interference, opposition, reissue, reexamination or other Legal Proceeding of any nature is, or has been, pending or to the Knowledge of the Company, threatened in writing against the Company challenging the scope, validity or enforceability of any material Company Registered Intellectual Property. The Company or one of its Subsidiaries exclusively owns each item of Company Intellectual Property free and clear of any liens (other than Permitted Liens).

(d)               Sufficiency. (i) The Company or its Subsidiaries own or otherwise have the right to use all Intellectual Property used in, held for use in, or necessary for the conduct the businesses of the Company and its Subsidiaries as currently conducted, including regarding the design, development, license, sale, provision, maintenance, support and use of all Products, in each case, in all material respects and (ii) except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries possess, and own or otherwise have the right to use, all Technology currently used in, held for use in, or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted; provided that nothing in this Section 3.16(d) shall be construed as a representation or warranty that the Company or any of its Subsidiaries has not infringed, misappropriated, or otherwise violated any Intellectual Property.

(e)               IP Contracts. Section 3.16(e) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Contracts to which the Company or any of its Subsidiaries is a party (i) with respect to Company Intellectual Property that is licensed to any third party or for which the Company or any of its Subsidiaries have covenanted not to sue for infringement or misappropriation, other than any (1) non-disclosure agreements and (2) non-exclusive licenses granted by the Company or its Subsidiaries, in each case, entered into in the ordinary course of business; or (ii) pursuant to which a third party has licensed any Intellectual Property to the Company or any of its Subsidiaries that is used in, held for use in or necessary to the operation of the business of the Company or its Subsidiaries, other than any (1) non-disclosure agreements, (2) employee invention assignment agreements and similar agreements with individual independent contractors, in each case, entered into in the ordinary course of business; and (3) non-exclusive licenses of commercially available Technology (including “off-the-shelf” Software and Software as a service or “SaaS”) (all such Contracts, the “IP Contracts”).

(f)                No Infringement. To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as such business currently is conducted (including the manufacture and sale of the Company’s and its Subsidiaries’ Products) does not infringe, misappropriate or otherwise violate (and has not, since December 31, 2018, infringed, misappropriated, or otherwise violated) the Intellectual Property of any third Person or constitute unfair competition or unfair trade practices pursuant to the laws of any jurisdiction in any manner that has resulted or could reasonably be expected to result in a material liability to the Company and its Subsidiaries taken as a whole.

(g)               No Notice of Infringement. Since December 31, 2018, neither the Company nor any of its Subsidiaries has received written notice from any third Person, or been involved in any Legal Proceeding, alleging that the operation of the business of the Company or any of its Subsidiaries or of the Company’s or any of its Subsidiaries’ Products infringes, misappropriates or otherwise violates the Intellectual Property of any third Person or constitutes unfair competition or unfair trade practices pursuant to the laws of any jurisdiction in a manner that has resulted or could reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(h)               No Third Person Infringement. Neither the Company nor any of its Subsidiaries has provided any third Person with written notice claiming that such third Person is infringing, misappropriating or otherwise violating any material Company Intellectual Property and the matter remains unresolved as of the date of this Agreement. To the Knowledge of the Company, no such activity has or is occurring that has resulted or could reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(i)                 Proprietary Information. The Company and each of its Subsidiaries has taken reasonable steps to protect the Company’s and its Subsidiaries’ rights in the Company’s material confidential information and material trade secrets or any material trade secrets or material confidential information of third Persons provided to the Company or any of its Subsidiaries. Without limiting the foregoing, except as has not resulted or could not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as whole, each of the Company and its Subsidiaries has in place a practice requiring each officer, employee, consultant, individual independent contractor, or other personnel engaged in the development of any Intellectual Property or technology for the Company or its Subsidiaries to execute a proprietary information and confidentiality agreement, which, to the extent permitted by Law, irrevocably and presently assigns ownership of all Intellectual Property developed or created by such personnel for the Company or its Subsidiaries under the applicable agreement to the Company or its Subsidiaries.

(j)                 Data Security and Privacy.

(i)                        The information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases of the Company and its Subsidiaries (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the businesses of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including Personal Information) used in connection with their businesses. The Company and its Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(ii)                        The Company and each of its Subsidiaries (a) maintain policies and procedures regarding the security and privacy of Personal Information collected by the Company and each of its Subsidiaries that are in compliance in all material respects with Data Protection Legislation, and (b) are, and since December 31, 2018, have been, in compliance in all material respects with such policies and procedures, with all applicable requirements (including notification, consent and transfer requirements) of the Data Protection Legislation (including those relating to the cross-border transfer, handling, or processing of any Personal Information), and with contractual obligations relating to the Processing of Personal Information and applicable industry standards, that are binding on the Company and each of its Subsidiaries (collectively, “Data Protection Requirements”). To the Knowledge of the Company, the Company and its Subsidiaries have obtained written agreements from all subcontractors that Process Personal Information on behalf of the Company and its Subsidiaries that satisfy the requirements of applicable Data Protection Requirements, and to the Knowledge of the Company, no such subcontractor is in material breach of any such agreement. Since December 31, 2018, there have been no material losses or thefts of, unauthorized access to, acquisition of, or unlawful Processing of, or data breaches and security breaches with respect to, Personal Information Processed by or on behalf of the Company or any of its Subsidiaries or IT Systems. Since December 31, 2018, to the Knowledge of the Company and its Subsidiaries have not been required to give notice to any customer, supplier, Governmental Authority, data subject, or other Person of any actual or alleged data security breaches or data security failures or noncompliance pursuant to any applicable Data Protection Requirement. Since December 31, 2018, (A) neither the Company nor any of its Subsidiaries (1) has received any written notice alleging noncompliance by the Company or any of its Subsidiaries with applicable Data Protection Requirements (including any written enforcement notice, deregistration notice or transfer prohibition notice) from any Data Protection Authority or other Person, or (2) is or has been the subject of any written complaint, investigation, inquiry or enforcement proceedings by any Data Protection Authority, Governmental Authority or other Person regarding any offence or alleged offence by the Company or any of its Subsidiaries under Data Protection Legislation, and (B) no such investigation, inquiry or proceedings have been threatened in writing or are pending against the Company or its Subsidiaries.

(k)               Source Code. Except as set forth in Section 3.16(k) of the Company Disclosure Letter, the Company and its Subsidiaries have not disclosed, delivered, licensed or otherwise made available, and do not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code that embodies Company Intellectual Property to any Person.

(l)                 Malicious Code. To the Knowledge of the Company, no IT Systems contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “malware,” “vulnerability,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have or facilitate any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) compromising the privacy or security of any data or damaging or destroying any data or file without consent (collectively, “Malicious Code”). The Company and its Subsidiaries implement industry standard measures that prevent the introduction of Malicious Code into IT Systems, including firewall protections and regular virus scans.

(m)             Open Source. Section 3.16(m) of the Company Disclosure Letter sets forth an accurate and complete list of all Open Source Materials included in, combined with, or used in the delivery of material Company Intellectual Property.

(n)               Government or University Funding. No funding, facilities, or personnel of any Governmental Authority were used to develop or create, in whole or in part, any Company Intellectual Property. No Governmental Authority, university, college, other educational institution, multi-national, bi-national or international organization or research center (i) owns or otherwise holds, or has the right to obtain, any rights to any Company Intellectual Property, (ii) has imposed or purported to impose, or has the right, whether contingent or otherwise, to impose, any obligations or restrictions on the Company and each of its Subsidiaries with respect to the licensing or granting of any Intellectual Property, or (iii) is entitled to receive any royalties or other payments from the Company or its Subsidiaries.

(o)               Standards Bodies. The Company and its Subsidiaries are not and have never been a member of, or a contributor to, any industry standards body or similar organization that would require or obligate the Company or its Subsidiaries to grant or offer to any other Person any license or right to any Company Intellectual Property or to refrain from enforcing any Company Intellectual Property.

3.17          Tax Matters.

(a)               Tax Returns. The Company and each of its Subsidiaries have timely filed (taking into account valid extensions) all material United States federal, state, local and non-United States returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them, and all such filed Tax Returns are true, correct, and complete in all material respects. Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired.

(b)               Taxes Paid. The Company and each of its Subsidiaries have timely paid (or withheld, with respect to any employee, shareholder, creditor, and other third Persons (and paid over any amounts withheld to the appropriate Tax authority)) all material amounts of Taxes (whether or not shown as due on any Tax Return) required to be paid or withheld. The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but not then payable by the Company and its Subsidiaries through the date of such financial statements.

(c)               No Audits. No audits or other examinations with respect to Taxes of the Company or any of its Subsidiaries are presently in progress nor have any Tax authorities asserted or proposed in writing any pending audit or examination with respect to Taxes of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such pending audits or other examinations have been threatened or proposed other than in writing. No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to any material Tax in that jurisdiction and, to the Knowledge of the Company, no such claim has been made other than in writing.

(d)               Spin-offs and Similar Transactions. Neither the Company nor any of its Subsidiaries (nor any predecessor of the Company or any of its Subsidiaries) has constituted either a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code or been involved in a transaction governed by a similar provision of state, local, or non-U.S. Law.

(e)               No Listed Transaction. Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(f)                Tax Agreements. Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation with any third party, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of Law.

(g)               Income Inclusion. Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) executed on or prior to the Closing Date; (iv) intercompany transactions or any excess loss account described in regulations under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to a transaction entered into on or prior to the Closing Date; (v) installment sale or open transaction made on or prior to the Closing Date; or (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(h)               PFIC. No Subsidiary of the Company has been a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(i)                 No Special Arrangements. There are no material Tax holidays, concessions, exemptions, incentives, credits, rebates, “tax amnesties,” or formal or informal agreements (including an agreement for the deferred payment of any Tax liability) (any such item, a “Tax Incentive”) with any authority responsible for administering Taxes outside of the United States. All Tax Incentives enjoyed by the Company or any of its Subsidiaries have been in compliance with all applicable Laws and are not subject to reduction, revocation, cancellation, or any other changes (including retroactive changes) in the future, except through published changes to applicable law. No written notice with respect to the Company or any of its Subsidiaries has been received that indicates that any Tax Incentive with respect thereto may be repealed, cancelled, revoked, or required to be returned, and, to the Knowledge of the Company, no such notice or claim has been made other than in writing.

(j)                 Value-Added Tax (VAT). The Company and each of its Subsidiaries have materially complied with all applicable registration requirements, statutory provisions, rules, regulations, orders, and directions in respect of any value-added Tax, maintains and has obtained full and accurate records, invoices, and other documents appropriate or required for value-added Tax purposes in all material respects, has never been subject to any material interest, forfeiture, surcharge, or penalty related to value-added Tax, and has not been required to make any material adjustments pursuant to the European Union capital goods scheme for value-added Tax purposes.

(k)               COVID-19 Tax Measures. The Company and each of its Subsidiaries have (i) complied in all material respects with all applicable Laws if it deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) complied in all material respects with all applicable Laws relating to any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, (iii) not deferred any material payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with IRS Notice 2020-65 or any U.S. presidential memorandum or executive order and (iv) not sought and does not intend to seek a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(l)                 Tax Liens. There are no material liens with respect to Taxes on any of the assets of the Company or its Subsidiaries (other than Permitted Liens).

3.18          Employee Plans.

(a)               Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date hereof of all material Employee Plans. For purposes of this agreement, “Employee Plans” means: (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) all other employment, bonus, phantom stock, restricted stock, restricted stock unit, Company Restricted Stock Unit, Company Option, Company Restricted Stock, stock appreciation right, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change of control, fringe, welfare or other material benefit or compensation plans, programs, agreements, Contracts, policies or arrangements (whether or not in writing) maintained, sponsored or contributed to or required to be contributed to by the Company or any of its Subsidiaries or under or with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise. With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (1) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (2) the most recent determination or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (3) the plan documents (including all amendments thereto) and summary plan descriptions; (4) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (5) any notices from the last three years to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any material compliance issues in respect of any such Employee Plan; and (6) with respect to each material Employee Plan that is maintained in any non-United States jurisdiction, to the extent applicable, (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan; and (B) any document comparable to the determination letter referenced pursuant to clause (2) above issued by a Governmental Authority relating to the satisfaction of Law necessary to obtain the most favorable Tax treatment.

(b)               Absence of Certain Plans. None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has within the past six years maintained, sponsored or contributed to or currently maintains, sponsors or participates in, or contributes to, or otherwise has any current or contingent liability or obligation under or with respect to (including by reason of being treated as a single employer with any other entity under Section 414 of the Code): (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); (iii) a defined benefit pension plan; or (iv) a plan that is or was subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA. Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation (including under Title IV of ERISA) by reason of at any time being considered an ERISA Affiliate of any other Person.

(c)               Compliance. Each Employee Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and compliance with all applicable Laws, including the applicable provisions of ERISA and the Code. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a current favorable determination or opinion letter from the IRS, and to the Knowledge of the Company nothing has occurred that could reasonably be expected to adversely affect the qualification of such Employee Plan. With respect to each Employee Plan, all material contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements and premium payments that are due have been timely made and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.

(d)               Employee Plan Legal Proceedings. There are no material Legal Proceedings or audits pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e)               No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents or any administrator or fiduciary of any Employee Plan has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code or any breach of fiduciary duty (as determined under ERISA), in each case applicable to the Company, any of its Subsidiaries or any Employee Plan, or for which the Company or any of its Subsidiaries has any indemnification obligation.

(f)                No Welfare Benefit Plan. No Employee Plan provides, and neither the Company nor any of its Subsidiaries has any obligation to provide, post-termination or retiree life insurance, health or other welfare benefits to any Person, except as may be required by Section 4980B of the Code or any similar Law (“COBRA”) and for which the recipient pays the entire premium cost. Each of the Company and its Subsidiaries has complied and are in compliance in all material respects with the requirements of COBRA.

(g)               No Additional Rights. Neither the execution nor delivery of this Agreement nor the consummation of the Merger will, directly or indirectly, or either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in, or accelerate the time of payment or provision, funding or vesting of, any payment (whether in cash, property or the vesting of property and including any severance, change in control, stay or retention bonus or otherwise), benefit or other right becoming due to any former or current employee, officer, director or individual independent contractor, including under any Employee Plan (including any arrangement that would be an Employee Plan if in effect on the date hereof); (ii) increase any compensation, benefits or other rights otherwise payable or provided to any former or current employee, officer, director or individual independent contractor, including under any Employee Plan (including any arrangement that would be an Employee Plan if in effect on the date hereof); (iii) result in the forfeiture of compensation or benefits by any former or current employee, officer, director or individual independent contractor, including under any Employee Plan (including any arrangement that would be an Employee Plan if in effect on the date hereof); (iv) trigger the funding, setting aside of assets or any other obligation under, or result in the breach or violation of, any Employee Plan (including any arrangement that would be an Employee Plan if in effect on the date hereof); or (v) limit or restrict the right of Parent to merge, amend or terminate any Employee Plan on or after the Effective Time and without liability (other than costs and fees incurred in connection with any such action).

(h)               Section 280G. No payment, benefit or other right that will be made or provided in connection with the Merger (whether alone or in conjunction with any other event, whether contingent or otherwise) will result in a parachute payment within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(i)                 Section 409A. Each Employee Plan has been maintained, in form and operation, in all material respects in compliance with Section 409A of the Code, and neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 409A of the Code.

(j)                 International Employee Plans. Each Employee Plan that is subject to the laws of any jurisdiction other than the United States (each, an “International Employee Plan”) has been established, maintained and administered in compliance in all respects with its terms and conditions and with the requirements prescribed by any applicable Laws, except for instances of such noncompliance that would not have a Company Material Adverse Effect. Furthermore, no International Employee Plan has material unfunded liabilities that as of the Effective Time will not be offset by insurance or fully accrued. Except as required by applicable Law, no condition exists that would prevent the Company or any of its Subsidiaries from terminating or amending any International Employee Plan at any time for any reason without material liability to the Company or its Subsidiaries (other than ordinary notice and administration requirements and expenses or routine claims for benefits).

3.19          Labor Matters.

(a)               Union Activities. Neither the Company nor any of its Subsidiaries is or has at any time been a party to or bound by any Collective Bargaining Agreement. There are no pending or, to the Knowledge of the Company, threatened activities or proceedings of any labor or trade union to organize or represent any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries, and no such activities or proceedings have occurred within the past three years. No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. There is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, work stoppage, material grievance, material labor arbitration, unfair labor practice charge or other material labor dispute against or affecting the Company or any of its Subsidiaries, and no such labor disputes have occurred within the past three years.

(b)               Compliance with Labor and Employment Laws. The Company and its Subsidiaries are in compliance and have complied with applicable Laws with respect to labor and employment (including, without limitation, applicable Laws regarding wage and hour requirements (including the classification of individual independent contractors and exempt and non-exempt employees)), terms and conditions of employment, disability rights or benefits, equal opportunity, plant closures and layoffs (including, but not limited to, WARN), affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance, immigration status, discrimination in employment, employee health and safety, and collective bargaining), except for instances of such noncompliance that would not have a Company Material Adverse Effect. (i) All individuals who perform or have performed services for the Company or any Subsidiary thereof in the past three years have been properly classified in all respects under applicable Law as employees or individual independent contractors and for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the Fair Labor Standards Act and applicable state Law), (ii) no such individual has been improperly included or excluded from any Employee Plan and (iii) neither the Company nor any Subsidiary thereof has notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications, except in the case of (i) and (ii) above, for instances that would not result in material liability to the Company and its Subsidiaries. Except as would not result in material liability to the Company and its Subsidiaries: (A) the Company and its Subsidiaries have timely paid all wages, salaries, wage premiums, commissions, bonuses, fees, and other compensation which have come due and payable to their current and former employees and individual independent contractors under applicable Law, Employee Plan or Contract; and (B) neither the Company nor its Subsidiaries is liable for any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(c)               Withholding. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have withheld all amounts required by applicable Law to be withheld from the wages, salaries and other payments to employees, and are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business).

(d)               During the three (3) years prior to the date of this Agreement, neither the Company nor any Subsidiary thereof has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in WARN).

(e)               To the Company’s Knowledge, no executive of the Company or any Subsidiary thereof who is the Chief Executive Officer or reports directly to the Chief Executive Officer has any plans to terminate employment with the Company or such Subsidiary within the next twelve (12) months.

(f)                In the past three (3) years, (i) no formal written allegations of sexual harassment have been made through the Company’s internal reporting procedures against any employee at the level of Vice President or above, other than any allegations that the Company or Subsidiary thereof determined, after due inquiry, did not have merit and (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or misconduct by any employee at the level of Vice President or above.

3.20          Permits. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold, to the extent legally required, all permits, Regulatory Authorizations, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities (“Permits”) that are required for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries comply with the terms of all Permits, and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.21          Compliance with Laws. Since December 31, 2018, the Company and each of its Subsidiaries has been in compliance with all Laws and orders that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for any instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect. No representation or warranty is made in this Section  3.21 with respect to (a) compliance with the Exchange Act, which is exclusively addressed by Section 3.9 and Section 3.10; (b) compliance with Environmental Law, which is exclusively addressed by Section 3.15; (c) compliance with applicable Tax Laws, which is exclusively addressed by Section 3.17, Section 3.18(c) and Section 3.19(c); (d) compliance with ERISA and other applicable Laws relating to employee benefits, which is exclusively addressed by Section 3.18(c); (e) compliance with Laws and orders relating to privacy, data security, or Personal Information, which is exclusively addressed by Section 3.16(j); (f) compliance with labor law matters, which is exclusively addressed by Section 3.19; (g) compliance with Trade Control Laws and the FCPA, which is exclusively addressed by Section 3.26; or (h) compliance with Healthcare Laws and Device Regulatory Laws, which is exclusively addressed by Section 3.27. The Company is not a “TID U.S. business” as defined in the CFIUS regulations at 31 C.F.R. 800.248.

3.22          Legal Proceedings; Orders.

(a)               No Legal Proceedings. Since December 31, 2018, there have not been any material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, as of the date of this Agreement, against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such.

(b)               No Orders. Since December 31, 2018, neither the Company nor any of its Subsidiaries has been subject to any material order of any kind or nature that would prevent or materially delay the consummation of the Merger beyond the Outside Date or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.23          Insurance. As of the date of this Agreement, the Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that the Company believes is adequate for the operation of the business of the Company and its Subsidiaries. As of the date of this Agreement, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not have, individual or in the aggregate, a Company Material Adverse Effect.

3.24          Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.25          Brokers. Except for the Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

3.26          Trade Controls; FCPA; Compliance.

(a)               Trade Control Laws. Except as set forth in Section 3.26(a) of the Company Disclosure Letter, the Company and each of its Subsidiaries has, within the last five years, (i) conducted its transactions in compliance with all applicable Sanctions Laws, Ex-Im Laws, anti-money laundering Laws and antiboycott requirements (collectively, “Trade Control Laws”), (ii) maintained in place and implemented controls and systems reasonably designated to ensure compliance with applicable Trade Control Laws, (iii) not engaged in any transaction or dealing, direct or indirect, with or involving a Sanctioned Territory or Sanctioned Person, and (iv) not been the subject of enforcement actions by any Governmental Authority or other legal proceedings; received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made voluntary or involuntary disclosure to a Governmental Authority; conducted any internal investigation; or, to the Knowledge of the Company, been the subject of investigations, in each case, with respect to any actual or alleged violations of Trade Control Laws or Anti-Corruption Laws, and has not been notified of any such pending or threatened actions.

(b)               Neither the Company nor any Subsidiary, nor any officer or director, nor, to the knowledge of the Company, any employee, agent or other Person acting on behalf of the Company or any Subsidiary is or has been within the past five years (i) a Sanctioned Person, (ii) subject to debarment under any Trade Control Law, (iii) engaged in any transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person, or (iv) otherwise in violation of applicable Trade Control Laws.

(c)               Anti-Corruption Laws. During the past five years, none of the Company, any of its Subsidiaries or, any officer, director, or employee, or, to the Knowledge of the Company, any agent or other Person acting on behalf of the Company or any Subsidiary, has, directly or indirectly, (i) taken any action in furtherance of or that would cause them to be in violation of any provision of Anti-Corruption Laws; (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (iii) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees; or

(iv) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in furtherance of a violation of, or in violation of, Anti-Corruption Laws.

3.27          Healthcare and Device Regulatory Compliance; Product Liability.

(a)               The Company and its Subsidiaries are, and since December 31, 2018 to the date hereof have been, in compliance with all applicable Healthcare Laws and Device Regulatory Laws, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2018 to the date hereof, neither the Company nor any of its Subsidiaries has received any written (or to the Knowledge of the Company, oral) notice, including any whistleblower complaint or qui tam suit, from any Governmental Authority or any other Person (i) threatening to withdraw or otherwise contesting the premarket clearance or approval of the uses of, or the labeling or promotion of, any Product, or (ii) otherwise regarding any violation of any applicable Healthcare Laws or Device Regulatory Laws, except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2018 to the date hereof, except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect (i) neither the Company nor any of its Subsidiaries has received any written adverse inspectional finding, penalty, fine, sanction, assessment, written request for corrective or remedial action, Warning Letter, Untitled Letter, notice of violation written letter, Form FDA-483, clinical hold, or other written determination of noncompliance with any Healthcare Laws or Device Regulatory Laws from any Governmental Authority, and (ii) nor as of the date hereof has any such action been filed or commenced against the Company or any Subsidiary alleging that the Company or any Subsidiary is not in material compliance with Healthcare Laws or Device Regulatory Laws.

(b)               Except as would not be, individually or in the aggregate, have a Company Material Adverse Effect, all Products are, and since December 31, 2018 have been, procured, developed, manufactured, produced, packaged, labeled, distributed, imported, exported, handled, sold, and promoted by the Company in compliance with all applicable Healthcare Laws and Device Regulatory Laws. Since December 31, 2018 to the date hereof, except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect, there have been no quality, safety, efficacy or performance malfunctions, voluntary or required recalls or market withdrawals, product advisory notices, suspensions, seizures, detentions or import alerts conducted with respect to any Product under Device Regulatory Laws and no such matters are pending. To the Knowledge of the Company, there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, suspension, field notification, field correction, safety alert or suspension of manufacturing relating to any Product; (ii) a change in the labeling of any Product; or (iii) a termination, seizure or suspension of the marketing or distribution (including for commercial, investigational, or any other use) of any Product, in each case, except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)               To the Knowledge of the Company, since December 31, 2018, neither the Company nor any of its Subsidiaries has made an untrue statement of material facts or fraudulent statement to the FDA or other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made or required to be made, could reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy regarding “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in FDA Compliance Policy Guide 120.100, or its policy on “Health Fraud – Factors in Considering Regulatory Action,” set forth in FDA Compliance Policy Guide 120.500, or any similar policies.

(d)               Except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the design, marketing, sale, distribution, development, manufacture and delivery of all Products, and the performance of all services, by the Company and its Subsidiaries, since December 31, 2018, have been in conformity with all applicable Laws, all express and implied warranties and the specifications and standards in any applicable Permit under which such Products are sold or services are provided, and (ii) to the Company’s Knowledge as of the date hereof, there exist no facts or circumstances that would reasonably be expected to result in or form the basis of any claim against the Company or any of its Subsidiaries for liability on account of any express or implied warranty to any third party in connection with the Products sold or services provided by the Company.

(e)               Except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company’s creation, receipt, maintenance, and transmission, use, and disclosure of protected health information regulated by HIPAA (“PHI”) materially complies, and has since December 31, 2018 materially complied, with (x) HIPAA and (y) any contract to which the Company is a party; (ii) the Company has all necessary authority to process the PHI that is processed by or on behalf of the Company and (iii) the Company has entered into HIPAA business associate agreements in all cases required by and in conformity with, HIPAA and the applicable contracts to which the Company is a party.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by the Parent and Merger Sub to Company on the date of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1              Organization; Good Standing.

(a)               Parent. Parent (i) is duly incorporated, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b)               Merger Sub. Merger Sub (i) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c)               Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of Parent and Merger Sub, each as amended to date. Neither Parent nor Merger Sub is in violation of its certificate of incorporation, bylaws or other similar organizational document. The certificate of incorporation, bylaws or other similar organizational document of Parent and Merger Sub are in full force and effect on the date of this Agreement.

4.2              Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement and (b) perform its covenants and obligations hereunder (including by consummating the Merger). The execution and delivery of this Agreement by each of Parent and Merger Sub and the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder (including the consummation of the Merger) have been duly authorized by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub or (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder (including the consummation of the Merger). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

4.3              Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub and the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder (including the consummation of the Merger) do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger beyond the Outside Date or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.4              Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates (a) in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub or (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement (including the consummation of the Merger), except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws and Foreign Investment Laws; (i); (iv) the receipt of Regulatory Authorizations set forth on Schedule 3.6 of the Company Disclosure Letter; and (v) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger beyond the Outside Date or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.5              Legal Proceedings; Orders.

(a)               No Legal Proceedings. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that would, individually or in the aggregate, prevent or materially delay the consummation of the Merger beyond the Outside Date or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)               No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Merger beyond the Outside Date or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6              Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners or Affiliates or, to the Knowledge of Parent or any of its Affiliates, any employees of Parent, Merger Sub or any of their Affiliates (a) has owned any shares of Company Capital Stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the three years prior to the date of this Agreement.

4.7              Brokers. Except for Jefferies LLC, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

4.8              Operations of Parent and Merger Sub. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by the Equity Commitment Letter or any agreements or arrangements entered into in connection with the Debt Financing, the Limited Guaranty and this Agreement. Parent owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all liens.

4.9              No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the Merger. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.

4.10          Limited Guaranty. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company its duly executed Limited Guaranty. The Limited Guaranty is in full force and effect and constitutes a legal, valid and binding obligation of the Guarantor, enforceable against it in accordance with its terms, subject to the Enforceability Limitations. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantor pursuant to the Limited Guaranty.

4.11          Financing.

(a)               Commitment Letters.

(i)                        Parent has delivered to the Company as of the date of this Agreement a true and complete copy of (1) an executed debt commitment letter (including all related exhibits, schedules, annexes and term sheets), dated as of the date of this Agreement (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 6.5(a), the “Debt Commitment Letter”), from the Financing Sources party thereto, pursuant to which the Financing Sources have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein and (2) the fee letter associated therewith (redacted to omit the fee amounts and other economic terms and the “market flex” provisions thereof, none of which would adversely affect the conditionality or availability of the Debt Financing contemplated thereby or reduce the amount of the Debt Financing to be less than the Required Financing Amount) (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 6.5(a), the “Fee Letter”). The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(ii)                        Parent has delivered to the Company as of the date of this Agreement a true and complete copy of an executed equity commitment letter, dated as of the date of this Agreement (as amended from time to time after the date of this Agreement in compliance with Section 6.5(a), the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) from the Guarantor pursuant to which the Guarantor has agreed, subject to the terms and conditions thereof, to invest in Parent the amounts set forth therein. The Equity Commitment Letter provides that (1) the Company is an express third-party beneficiary thereof and is entitled to enforce such agreement, in each case, subject to the terms and conditions thereof, (2) subject in all respects to Section 9.8(b)(i), Parent and Guarantor have waived any defenses to the enforceability of such third-party beneficiary rights and (3) the Company’s prior written consent is required for any amendment of the Equity Commitment Letter or assignment of any commitments thereunder. The cash equity committed pursuant to the Equity Commitment Letter is collectively referred to in this Agreement as the “Equity Financing.” The Equity Financing and the Debt Financing are collectively referred to as the “Financing.”

(b)               Conditions Precedent. Except as set forth in the copies of the Commitment Letters (or in the unredacted portions of the Fee Letter) delivered to the Company pursuant to

Section 4.11(a)(i) and (ii), as of the date of this Agreement, there are no conditions precedent to the obligations of the Financing Sources and the Guarantor to provide the full amount of the Financing. Assuming satisfaction of the conditions set forth in Section 7.1 and Section 7.2, as of the date of this Agreement, Parent does not have any reasonable basis to believe that it or Merger Sub will be unable to satisfy on a timely basis all conditions to be satisfied by it in any of the Commitment Letters at the time it is required to consummate the Closing hereunder, nor does Parent have Knowledge, as of the date of this Agreement, that any of the Financing Sources or the Guarantor will not perform their respective funding obligations under the Commitment Letters in accordance with their respective terms and conditions. Other than the Commitment Letters and the Fee Letter, there are no other contracts, arrangements or understandings entered into by Parent or any of its Affiliates related to the funding or investing, as applicable, of the Financing.

(c)               Sufficiency of Financing. Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, the net proceeds of the Financing, if funded in accordance with the Commitment Letters, together with cash and cash equivalents of the Company and its Subsidiaries, shall provide Parent and Merger Sub with cash proceeds on the Closing Date sufficient for the satisfaction of Parent’s and Merger Sub’s payment obligations under this Agreement, including the payment of the Merger consideration contemplated in Article II and any fees and expenses required to be paid by Parent, Merger Sub or the Surviving Corporation in connection with the Merger, in each case at the Closing (such amount, the “Required Financing Amount”).

(d)               Validity. As of the date of this Agreement, the Commitment Letters are valid, binding obligations of Merger Sub, and to the Knowledge of Parent, each other party thereto, and in full force and effect, subject to the Enforceability Limitation, and, as of the date of this Agreement, assuming satisfaction of the conditions set forth in Section 7.1 and Section 7.2, neither Parent nor Merger Sub has Knowledge that any event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent or Merger Sub under the terms and conditions of the Commitment Letters. Parent has paid (or caused to be paid) in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters and the Fee Letter on or before the date of this Agreement. As of the date hereof, (i) none of the Commitment Letters has been modified, amended or altered and (ii) none of the respective commitments under any of the Commitment Letters have been withdrawn or rescinded.

(e)               No Exclusive Arrangements. Except as set forth on Section 4.11(e) of the Parent Disclosure Letter, as of the date of this Agreement, none of Guarantor, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract, arrangement or understanding (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Merger; or (ii) expressly prohibiting any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of its Subsidiaries.

Notwithstanding anything to the contrary contained herein, the Company agrees that an inaccuracy of the representation and warranty in this Section 4.11 shall not result in the failure of a condition precedent to its obligations under this Agreement if (notwithstanding such inaccuracy)

Buyer is willing and able to consummate the transactions contemplated by this Agreement on the Closing Date.

4.12          Stockholder and Management Arrangements. Except as set forth on Section 4.12 of the Parent Disclosure Letter, as of the date of this Agreement, none of Guarantor, Parent or Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder (other than any existing limited partner of the Guarantor or any of its Affiliates), director, officer, or employee of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) such holder of Company Common Stock has agreed to adopt this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, or employee of the Company has agreed to provide, directly or indirectly, any equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.13          Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Company or any of their respective Subsidiaries. Each of Parent and Merger Sub is solvent as of the date of this Agreement. On the Closing Date immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Merger, the Financing being entered into in connection therewith and all related fees and expenses paid in connection therewith) and assuming (i) satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger as set forth herein and (ii) the accuracy of the representations and warranties of the Company in Article III in all materials respects:

(a)               the Fair Value of the assets of the Surviving Corporation and its Subsidiaries on a consolidated basis shall be greater than the total amount of their recorded liabilities (determined in accordance with GAAP consistently applied, and including contingent liabilities that would be recorded in accordance with GAAP);

(b)               the Present Fair Saleable Value (determined on a going concern basis) of the assets of the Surviving Corporation and its Subsidiaries on a consolidated basis shall be greater than the total amount of their recorded liabilities (determined in accordance with GAAP consistently applied, and including contingent liabilities that would be recorded in accordance with GAAP);

(c)               the Surviving Corporation and its Subsidiaries on a consolidated basis shall be able to pay their respective debts and obligations in the ordinary course of business as they become due; and

(d)               the Surviving Corporation and its Subsidiaries on a consolidated basis shall have adequate capital to carry on their businesses.

(e)               For the purposes of this Section 4.13, the following terms have the following meanings:

(i)                        “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Surviving Corporation and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(ii)                        “Present Fair Salable Value” means the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Surviving Corporation and its Subsidiaries are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

4.14          No Other Negotiations. As of the date of this Agreement, none of Guarantor, Parent, Merger Sub or any of their respective Affiliates own, directly or indirectly, or are involved in substantive negotiations with respect to the acquisition of, any business that would reasonably be deemed to be competitive with the businesses of the Company and its Subsidiaries.

4.15          Exclusivity of Representations and Warranties.

(a)               No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i)                        neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)                        no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii)                        the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)               No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i)                        any representation or warranty, express or implied;

(ii)                        any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by or discussions with the Company’s management or in any other forum or setting; or

(iii)                        the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Article V
INTERIM OPERATIONS OF THE COMPANY

5.1              Affirmative Obligations. Except (a) as expressly contemplated by this Agreement, (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter, (c) as contemplated by Section 5.2, (d) as required by applicable Law, (e) for any actions or refraining from any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures, or (f) as approved in writing by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause each of its Subsidiaries to (i)  use its respective reasonable best efforts to maintain its existence pursuant to applicable Law; (ii) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, use reasonable best efforts to conduct its business and operations in the ordinary course of business in all material respects consistent with past practice; and (iii) use its respective reasonable best efforts to (1) preserve intact its material business organizations; (2) keep available the services of its current executive officers and key employees; and (3) preserve the current relationships with key customers and suppliers with which the Company or any of its Subsidiaries has material business relations; provided that for the avoidance of doubt, the Company shall not be obligated to take any action that would not be permitted by Section 5.2 and any action permitted by Section 5.2 shall not be deemed a breach of this Section 5.1.

5.2              Forbearance Covenants. Except (v) as expressly contemplated by the terms of this Agreement, (w) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (x) as required by applicable Law (y) for any actions or refraining from any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures or (z) as approved in writing by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

(a)               intentionally fail to maintain, let lapse, assign, dispose of, abandon, or exclusively license any material Company Intellectual Property, or grant permission to enter into the public domain any material trade secrets included in the Company Intellectual Property, in each case, other than in the ordinary course of business;

(b)               amend the Charter, the Bylaws or any other similar organizational document of the Company or any significant Subsidiary;

(c)               propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to the Company or any significant Subsidiary;

(d)               issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, except (i) for the issuance and sale of shares of Company Common Stock pursuant to the exercise of Company Options or the settlement of Company Restricted Stock Units outstanding as of the Capitalization Date (or issued thereafter without violating this Section 5.2) in accordance with their terms or (ii) in connection with agreements in effect on the date of this Agreement (or entered into thereafter without violating this Section 5.2);

(e)               directly or indirectly acquire, repurchase or redeem any securities of the Company or any of its Subsidiaries, except (i) for the acquisition or repurchase of Company Common Stock in connection with any net exercise or net settlement of Company Options or Company Restricted Stock Units, or vesting of Company Restricted Stock, in each case, outstanding as of the Capitalization Date in accordance with their terms or (ii) as required by the terms of any Employee Plan;

(f)                (i) split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (ii) declare, set aside or pay any dividend (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; or (iii) modify the terms of any shares of the capital stock or other equity or voting interest of the Company or any significant Subsidiary;

(g)               (i) incur or assume any indebtedness in respect of borrowed money (including any long-term or short-term debt), or issue any debt securities in excess of $1,000,000, individually or in the aggregate, except (1) borrowings under the Company’s existing credit agreement in the ordinary course of business, (2) for trade payables incurred in the ordinary course of business and (3) for loans or advances to direct or indirect wholly owned U.S. Subsidiaries of the Company; or (ii) assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person with respect to indebtedness for borrowed money, except in the ordinary course of business with respect to obligations of direct or indirect wholly owned U.S. Subsidiaries of the Company;

(h)               mortgage or pledge any of its and its Subsidiaries’ material assets or property, tangible or intangible, or create or suffer to exist any material lien thereupon (other than Permitted Liens or any lien consented to by Parent);

(i)                 make any loans, advances or capital contributions to, or investments in, any other Person, except for (i) trade credit and similar loans and advances made to customers and suppliers in the ordinary course of business, (ii) loans, advances or capital contributions to, or investments in, direct or indirect wholly owned U.S. Subsidiaries of the Company or (iii) advances to directors, officers and employees (A) for travel and other business-related expenses or (B) pursuant to any advancement obligations under the Company’s or its Subsidiaries’ organizational documents, in each case of (ii) or (iii)(A), in the ordinary course of business;

(j)                 acquire, lease, license, sell, abandon, transfer, assign or exchange any assets, tangible or intangible, in each case in excess of $300,000 individually and $1,200,000 in the aggregate, other than (x) the acquisition of inventory, raw materials and other assets used in connection with the design, manufacture, marketing and sale of Products and services by the Company and its Subsidiaries and/or (y) any capital expenditures permitted by (or consented to by Parent) under Section 5.2(o);

(k)               except as required by applicable Law or the terms of an existing Employee Plan or as otherwise permitted pursuant to this Agreement (i) enter into, adopt, amend (including accelerating the vesting or time of payment of funding of or waiving any performance or vesting criteria of), modify, trigger an increase in or terminate any bonus, profit sharing, compensation, severance, change in control, retention, termination, option, appreciation right, performance unit, stock equivalent, unit-based, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other Employee Plan or employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any former or current director, officer, employee or individual independent contractor in any manner; (ii) increase the compensation or benefits of any former or current director, officer, employee or individual independent contractor, pay any special bonus or special remuneration to any former or current director, officer, employee or individual independent contractor, except in the case of clause (ii) increases in the ordinary course of business for employees below the level of Vice President or individual independent contractors, in either case, with annual cash base compensation of less than $200,000; (iii) enter into any change in control, severance or similar agreement or any retention or similar agreement with any former or current officer, employee, director or individual independent contractor; or (iv) hire or terminate (other than for cause) any director, officer, employee or individual independent contractor (other than the hiring or termination in the ordinary course of business of employees or individual independent contractors, in either case, with annual cash base compensation of not more than $200,000), or otherwise make any change in the key management structure (including each individual with a title of Vice President or above) of the Company or its Subsidiaries, including the hiring of additional officers or the termination of existing officers (other than for cause);

(l)                 settle or release any pending or threatened material Legal Proceeding, except for the settlement of any Legal Proceedings that is (i) reflected or reserved against in the Audited Company Balance Sheet; (ii) that does not exceed that which is reflected or reserved against in the Audited Company Balance Sheet or any insurance proceeds or for solely out-of-pocket monetary payments of no more than $250,000 individually and $1,000,000 in the aggregate without an admission of fault; or (iii) settled in compliance with Section 6.15;

(m)             except as required by applicable Law or GAAP or Regulation S-X of the Exchange Act, (i) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (ii) make any change in any of its accounting principles or practices;

(n)               (i) make or change any material Tax election; (ii) settle, consent to or compromise any material Tax claim or assessment or surrender a right to any material Tax refund, offset, or other reduction in liability; (iii) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; (iv) file an amended income or other material Tax Return; (v) enter into any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) with any Governmental Authority regarding any Tax; (vi) change any annual accounting period or adopt or change any method of accounting principles or practices (except as may be required under applicable Law); (vii) fail to pay any material Taxes as they become due and payable; or (viii) seek (or permit any Affiliate to seek) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act, or defer any amounts pursuant to Section 2302 of the CARES Act;

(o)                incur or commit to incur any capital expenditure(s) other than (i) consistent with the capital expenditure budget set forth in Section 5.2(o) of the Company Disclosure Letter; or (ii) to the extent that such capital expenditures do not exceed $500,000 individually or $2,000,000 in the aggregate;

(p)               (i) enter into, modify or amend any Contract (other than any Material Contract) that if so entered into, modified or amended as of the date hereof would have been a Material Contract; (ii) enter into, modify, amend or voluntarily terminate any Material Contract, except, in each of case (i) or (ii), in the ordinary course of business, as a result of a material breach or a material default by the counterparty thereto or as a result of the expiration of such Contract in accordance with its terms as in effect on the date of this Agreement; or (iii) waive any material term of, or waive any material default under, or release, settle or compromise any material claim against the Company or any of its Subsidiaries under, or any material liability or obligation owing to the Company or any of its Subsidiaries under, any Material Contract, except in each case in the ordinary course of business (provided, for the avoidance of doubt, that this subsection (p) shall not prohibit any action that is otherwise permitted under any other subsection of Section 5.2);

(q)               effectuate a “plant closing,” “mass layoff” (each as defined in WARN) affecting in whole or in part any site of employment, facility, operating unit or employee;

(r)                acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein or enter into any material joint venture, partnership, limited liability corporation or similar arrangement with any third Person;

(s)                enter into any Collective Bargaining Agreement or recognize or certify any labor union, labor organization, works council or group of employees of the Company or any of its Subsidiaries as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(t)                 adopt or implement any stockholder rights plan or similar arrangement that would prohibit or prevent the Merger; or

(u)               enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3              Go-Shop; No Solicitation.

(a)               Go-Shop Period. Notwithstanding Section 5.3(b), during the period beginning on the date of this Agreement and continuing until 11:59 p.m., Eastern time, on the day that is 30 days after the date of the Agreement (the “Go-Shop Period End Date”), the Company and its Subsidiaries and their respective Affiliates, directors, officers, employees, consultants, agents, representatives and advisors (collectively, “Representatives”) may (i) solicit, initiate, propose or induce the making, submission or announcement of, or encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish public information to any Person and/or furnish to any Person that has entered into an Acceptable Confidentiality Agreement or its Representatives any non-public information relating to the Company or any of its Subsidiaries or afford to any such Person or its Representatives access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to an Acquisition Proposal; provided that the Company shall provide access to Parent and Merger Sub of any non-public information that the Company has provided, or that is otherwise provided by or on behalf of the Company or any of its Representatives, to any Person given such access that was not previously made available (whether prior to or after the execution of this Agreement) to Parent or Merger Sub substantially concurrently with the time it is provided to such Person and, unless otherwise agreed by Parent, in the same manner so provided to such Person; or (iii) participate or engage in discussions or negotiations with any Person that has entered into an Acceptable Confidentiality Agreement or its Representatives with respect to an Acquisition Proposal or any proposal that could reasonably be expected to lead to an Acquisition Proposal, in each case subject to the notice requirements of Section 5.3(f). The Company will promptly (and in any event within 24 hours) following the Go-Shop Period End Date provide Parent a list of Excluded Parties, including the identity of each Excluded Party and a copy of the Acquisition Proposal and any related documents (provided that any fee letters that are customarily redacted with respect thereto may be redacted) submitted by such Person and the basis on which the Company Board made the determination that such Excluded Party is an Excluded Party. At any time after the Go-Shop Period End Date and until the date which is five days after the Go-Shop Period End Date (the “Cut-Off Date”), the Company may continue to engage in the activities described in this Section 5.3(a) with respect to, and the restrictions in Section 5.3(b) shall not apply to, any Excluded Party and its Representatives (but only for so long as such Person or group is an Excluded Party), including with respect to any amended or modified Acquisition Proposal submitted by any Excluded Party following the Go-Shop Period End Date.

(b)               No Solicitation or Negotiation. Subject to the terms of Section 5.3(c), except for actions permitted under Section 5.3(a) as may relate to any Excluded Party (but only for so long as such Person or group of Persons is an Excluded Party) and its Representatives which actions permitted under Section 5.3(a) shall be permissible until the Cut-Off Date, after the Go-Shop Period End Date, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will direct its Representatives to, cease and cause to be terminated any discussions or negotiations with any Person and its Representatives that would be prohibited by this Section 5.3(b), request the prompt return or destruction of all non-public information concerning the Company or its Subsidiaries theretofore furnished to any such Person and will, and will direct its Representatives to, (i) cease providing any further information with respect to the Company or any Acquisition Proposal to any such Person or its Representatives and financing sources in their capacity as such or in connection with such Acquisition Proposal; and (ii) terminate all access granted to any such Person and its Representatives to any physical or electronic data room. Subject to the terms of Section 5.3(c), except for actions permitted under Section 5.3(a) as may relate to any Excluded Party (but only for so long as such Person or group of Persons is an Excluded Party) and its Representatives which actions permitted under Section 5.3(a) shall be permissible until the Cut-Off Date, after the Go-Shop Period End Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries and its and their respective directors and officers will not, and the Company will not instruct, authorize or knowingly permit any of its or its Subsidiaries’ other respective Representatives to, (1) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (2) furnish to any Person (other than to Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (3) participate, engage in or continue discussions or negotiations with any Person with respect to an Acquisition Proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.3 and clarifying the terms of such Acquisition Proposal or requesting that any Acquisition Proposal made orally be in writing); (4) approve, endorse or recommend any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (5) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement, an “Alternative Acquisition Agreement”); (6) waive the applicability of all or any portion of any anti-takeover Laws in respect of any Person (other than Parent and its Affiliates); or (7) resolve or agree to take any of the foregoing actions. From the Go-Shop Period End Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or confidentiality agreement (except to the extent any “fall-away” or similar provision contained in such standstill or confidentiality agreement would cause such failure to enforce, waiver, termination or modification to occur as a result of the Company entering into this Agreement in and of itself) that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) (unless the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, in which case the Company may fail to enforce, waive, terminate or modify such standstill or confidentiality agreement). Without limiting the foregoing, the Company agrees: (x) that any action taken by any director of the Company, any executive officer of the Company or any financial or legal advisor of the Company (in their capacity as such) that, if taken by the Company would constitute a breach of any provision set forth in this Section 5.3(b) shall be deemed to be a breach of this Section 5.3(b) by the Company; and (y) if the Company becomes aware of an action by any Representative of the Company or any Company Subsidiary not described in prior clause (x), that, if taken by the Company, would constitute a breach of any provision set forth in this Section 5.3(b) and the Company does not promptly use its reasonable best efforts to prohibit or terminate such action, then such action shall be deemed to be a breach of this Section 5.3(b) by the Company.

(c)               Superior Proposals. Notwithstanding anything to the contrary set forth in this Section 5.3, except for actions permitted under Section 5.3(a) as may relate to any Excluded Party (but only for so long as such Person or group of Persons is an Excluded Party) and its Representatives which actions permitted under Section 5.3(a) shall be permissible until the Cut-Off Date, after the Go-Shop Period End Date until the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board may, directly or indirectly through one or more of their Representatives (including the Advisor), participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement that has not been withdrawn, or otherwise facilitate or assist such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal (in each case, if requested by such Person), in each case with respect to an Acquisition Proposal that was not solicited in material breach of Section 5.3(b); provided, however, that the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, and the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 5.3(c) would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; and provided further, however, that the Company will promptly (and in any event within 24 hours) make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any such Person or its Representatives that was not previously made available to Parent.

(d)               No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(e), at no time after the date of this Agreement may the Company Board:

(i)                        (1) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; (2) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (3) fail to publicly reaffirm the Company Board Recommendation following the public disclosure of an Acquisition Proposal (other than an Acquisition Proposal that is a tender or exchange offer, which shall be governed by clause (4)) within five Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions); (4) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3); or (5) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (1) through (5), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (A) the determination by the Company Board that an Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal or (B) the delivery by the Company to Parent of any notice contemplated by Section 5.3(e) will, in and of itself, constitute a Company Board Recommendation Change or violate this Section 5.3; or

(ii)                        cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(e)               Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i)                        other than in connection with a bona fide Acquisition Proposal that constitutes a Superior Proposal (which, for the avoidance of doubt, is governed exclusively by clause (ii) below), the Company Board may effect a Company Board Recommendation Change in response to any material effect, event, development, occurrence or change in circumstances with respect to the Company that (A) was not known to the Company Board as of the date of this Agreement (or if known to the Company Board as of the date of this Agreement, the consequences of such effect, event, development, occurrence, or change in circumstances event were not reasonably foreseeable by, the Company Board as of the date of this Agreement), and (B) does not relate to any Acquisition Proposal or other inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal (each such event, an “Intervening Event”); provided that “Intervening Event” shall exclude any event, change or development to the extent (i) consisting of or resulting from a breach of this Agreement by the Company or any of its Subsidiaries, (ii) relating to changes in the price of the shares of Company Common Stock, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event), (iii) relating to the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (provided, that the underlying reasons for the Company exceeding such projections, estimates or expectations may constitute an

Intervening Event) or (iv) relating to Parent or any of its Affiliates, if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law and if and only if:

(1)               the Company has provided prior written notice to Parent at least four Business Days in advance to the effect that the Company Board has (A) so determined; and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(e)(i), which notice will describe the applicable Intervening Event in reasonable detail; and

(2)               prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such four Business Day period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement (which, if accepted by the Company would be binding on Parent and Merger Sub) so that the Company Board no longer determines in good faith that the failure to make a Company Board Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; or

(ii)                        if the Company has received a bona fide Acquisition Proposal that the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (x) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (y) authorize and cause the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, in each case, if and only if:

(1)               in the case of a Company Board Recommendation Change, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(2)               such Acquisition Proposal was not solicited in material breach of Section 5.3(b);

(3)               (A) the Company has provided prior written notice to Parent at least four Business Days in advance (the “Notice Period”) to the effect that the Company Board has (I) received a bona fide Acquisition Proposal that has not been withdrawn; (II) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (III) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(e)(ii) absent any revision to the terms and conditions of this Agreement, which notice will describe the basis for such Company Board Recommendation Change or termination in reasonable detail, including consideration relating thereto and the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of the current drafts of all material documents relating to such Acquisition Proposal (including those relating to the sources of financing therefor)(provided that any fee letters that are customarily redacted with respect thereto may be redacted); and (B) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement (which, if accepted by the Company would be binding on Parent and Merger Sub) so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that in the event of any material revisions to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(ii)(3) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be two Business Days); and

(4)               in the event of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1(h), including paying the Company Termination Fee in accordance with Section 8.3(b)(iii).

(f)                Notice. From the Go-Shop Period End Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and in any event within 24 hours) notify Parent if any Acquisition Proposal is received by, any non-public information for the purpose of making an Acquisition Proposal is requested from, or any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, the Company or, to the Knowledge of the Company, any of its Representatives. Such notice must include (i) the identity of the Person or “group” of Persons making such offers or proposals and (ii) if there are no material documents for such Acquisition Proposal, a reasonably detailed summary of the material terms of such Acquisition Proposal and (iii) copies of all material documents relating to such Acquisition Proposal (including any related financing commitments) (provided that any fee letters that are customarily redacted with respect thereto may be redacted). Thereafter, the Company must keep Parent reasonably informed, on a reasonably prompt basis, of the status and terms of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

(g)               Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.3; or (iv) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board has determined to make in good faith in order to comply with applicable law, it being understood that any such statement or disclosure made by the Company Board pursuant to this Section 5.3(g) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board and the rights of Parent under this Section 5.3, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board to effect a Company Board Recommendation Change other than in accordance with Section 5.3(e).

(h)               Waiver. The Company may waive or fail to enforce any standstill or similar provision in any confidentiality or other agreement it has entered into with any Person, whether prior to or after the date hereof, solely in order to permit non-public Acquisition Proposals to be made to the Company Board (or due to any “fall-away” or similar provision in such confidentiality or other agreement that causes a waiver or failure to enforce to occur as a result of the Company entering into this Agreement in and of itself).

Article VI
ADDITIONAL COVENANTS

6.1              Required Action; Efforts.

(a)               Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts (x) to take (or cause to be taken) all actions; (y) do (or cause to be done) all things; and (z) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by using its reasonable best efforts to cause the conditions to the Merger set forth in Article VII to be satisfied.

(b)               No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, none of Parent, the Company, nor any of their respective Subsidiaries will be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Merger.

6.2              Antitrust Filings.

(a)               Filing Under the HSR Act and Other Applicable Antitrust Laws and Foreign Investment Laws. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, will (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within 10 Business Days following the date of this Agreement; and (ii) file with the appropriate Governmental Authorities the notifications or other appropriate filings set forth on Section 7.1(b) of the Company Disclosure Letter as promptly as practicable after the date of this Agreement. Each of Parent and the Company will (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) use reasonable best efforts to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws or Foreign Investment Laws applicable to the Merger; and (2) obtain any required consents pursuant to any Antitrust Laws or Foreign Investment Laws applicable to the Merger, in each case as soon as practicable. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws or Foreign Investment Laws applicable to the Merger, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(b)               Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries and Affiliates to), subject to any restrictions under applicable Laws, (i) not to effect the acquisition of any interest in any Person that derives revenues from products, services or lines of business similar to the Company’s products, services or lines of business if such acquisition would make it materially more likely that there would arise any impediments under any Antitrust Law that may be asserted by any Governmental Authority to the consummation of the transactions contemplated hereby as soon as practicable; (ii) promptly notify the other Parties hereto of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other substantive written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (iii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any material, substantive developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iv) not independently participate in any substantive meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information; provided, however, that before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis each of the Company, Parent and Merger Sub may redact any information (A) to remove references concerning valuation of the Company, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

6.3              Proxy Statement.

(a)               Proxy Statement. Promptly following the date of this Agreement (but in no event prior to the Business Day immediately following the Cut-Off Date), the Company will prepare (with Parent’s reasonable assistance) and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. The Company may not file the Proxy Statement with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel and the Company agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement shall be in form and content reasonably satisfactory to Parent. The Company shall use its reasonable best efforts to ensure that the Proxy Statement (i) will not on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting or filed with the SEC (as applicable) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, (A) the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub or their affiliates for inclusion or incorporation by reference in the Proxy Statement (which Parent shall ensure satisfies the requirements of clauses (i) and (ii) of the preceding sentence) and (B) Parent, Merger Sub and their respective Affiliates assume no responsibility with respect to information supplied in writing by or on behalf of the Company or its affiliates for inclusion or incorporation by reference in the Proxy Statement.

(b)               Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Stockholders.

(c)               Notices. The Company will notify Parent promptly after (i) any receipt of a request by the SEC or its staff for any amendment or revisions to the Proxy Statement; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith and without limiting the generality of the undertakings pursuant to this Section 6.3, will (i) promptly provide to Parent copies of all correspondence between the Company and the SEC with respect to the Proxy Statement, (ii) provide Parent, its financial advisors and legal counsel a reasonable opportunity to review the Company’s proposed response to such comments, (iii) consider in good faith any comments proposed by Parent, its financial advisors and legal counsel and (iv) provide Parent and its counsel a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such meetings that relate to the Proxy Statement).

(d)               Dissemination of Proxy Statement. Subject to applicable Law, the Company will use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC and shall cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement.

6.4              Company Stockholder Meeting.

(a)               Call of Company Stockholder Meeting. Parent and the Company will reasonably cooperate in order for the Company to make the inquiry (i.e., the “broker search”) required by Rule 14a-13(a)(1) under the Exchange Act with respect to the Company Stockholder Meeting. Subject to the provisions of this Agreement, the Company will, in coordination with Parent, take all action necessary in accordance with the DGCL, the Charter, the Bylaws and the rules of NASDAQ to (i) establish a record date for (and the Company shall not change such record date without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed), (ii) duly call and give notice of a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as reasonably practicable following the date of this Agreement, and (iii) convene and hold the Company Stockholders Meeting as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholder Meeting at any time prior to the 20th Business Day following the mailing of the Proxy Statement to the Company Stockholders. Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company will use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval.

(b)               Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting from time to time if (i) there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum or to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (provided that, without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed), the Company may not postpone or adjourn the Company Stockholder Meeting more than two times pursuant to this clause (i) and no such postponement or adjournment shall be, without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of Parent, for a period exceeding 15 Business Days); (ii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable law, order or a request from the SEC or its staff or (iii) the Company Board has determined in good faith (after consultation with outside legal counsel) that it would reasonably be expected to be inconsistent with its fiduciary duties not to postpone or adjourn the Company Stockholder Meeting, including in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made publicly available to the Company Stockholders

(including in connection with a Company Board Recommendation Change). Unless this Agreement is validly terminated in accordance with Section 8.1, the Company shall submit the adoption of this Agreement to its stockholders at the Company Stockholder Meeting even if the Company Board shall have effected a Company Board Recommendation Change. Without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the adoption of this Agreement will be the only matter (other than voting on a proposal to adjourn the Company Stockholder Meeting and related procedural matters, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act, and if such meeting is an annual meeting of the stockholders, any customary annual stockholder meeting matters) that the Company will propose to be acted on by the Company’s stockholders at the Company Stockholders Meeting.

6.5              Financing.

(a)               No Amendments to Commitment Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, or any termination or replacement of, any Commitment Letter or the Fee Letter if such amendment, modification, waiver, termination or replacement would, or would reasonably be expected to, (i) reduce the aggregate amount of the Financing below the Required Financing Amount; (ii) impose new or additional conditions to the receipt of the Financing or otherwise expand, adversely amend or adversely modify any of the conditions to the receipt of the Financing; (iii) materially delay or prevent the Closing Date; or (iv) materially and adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the Guarantor under the Equity Commitment Letter or the ability of Parent and Merger Sub to enforce their rights under the Debt Commitment Letter (it being understood that inter alia Parent and Merger Sub may: (x) modify pricing and implement or exercise any of the “market flex” provisions exercised by the Financing Sources in accordance with the Debt Commitment Letter and (y) add additional Financing Sources (including in replacement of a Financing Source) of comparable creditworthiness to the Debt Commitment Letter (or all or a portion of the commitments may be assigned to new or existing Financing Sources of comparable creditworthiness) and reallocate commitments or assign or re-assign titles and roles to or among parties to the Debt Commitment Letter). Within two Business Days of receipt, Parent and Merger Sub will provide the Company with copies of any amendment, modification, waiver, termination or replacement of any Commitment Letter or Fee Letter made in accordance with this Section 6.5(a). In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (other than a breach by the Company of this Agreement which prevents the Closing) Parent will use its reasonable best efforts to (A) arrange alternative debt financing (the “Alternative Debt Financing”) from the same or alternative sources in an amount sufficient to pay the Required Financing Amount on terms and conditions taken as a whole (including any “market flex” provisions in the Fee Letter), that are not less favorable to Parent and Merger Sub in the good faith determination of Parent and (B) to obtain one or more new financing commitment letters with respect to such Alternative Debt Financing and Parent shall promptly provide the Company with a copy of such new financing commitment letters with respect to such Alternative Debt Financing (and any fee letter in connection therewith; provided, such fee letter may be redacted in a customary manner to omit the fee amounts, original issue discount, pricing caps and other economic terms and the “market flex” provisions thereof, none of which would adversely affect the conditionality or availability of the Debt Financing contemplated thereby or reduce the amount of the Debt Financing to be less than the Required Financing Amount); provided that in no event shall the reasonable best efforts of Parent be deemed or construed to require Parent to pay any fees, taken as a whole, in excess of those contemplated by the Debt Commitment Letter and Fee Letter as in effect on the date hereof (after giving effect to the operation of any “market flex” or similar provisions). Any reference in this Agreement to (1) the “Financing” will include the financing contemplated by the Commitment Letters as amended, modified, waived or replaced, and any Alternative Debt Financing obtained, in compliance with this Section 6.5 and (2) the “Commitment Letters” and the “Fee Letter” will include such documents as amended, modified, waived or replaced, or any Alternative Debt Financing obtained, in compliance with this Section 6.5. Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Financing, including promptly notifying the Company of the receipt by Parent or Merger Sub of any written notice or other written communication from any Financing Source with respect to any (i) breach or default which would permit any party to a Commitment Letter to terminate or modify its obligations thereunder, (ii) termination or repudiation by any party to a Commitment Letter or (iii) material dispute or disagreement among the parties to any Commitment Letter.

(b)               Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the Financing on the terms and conditions described in the Commitment Letters and the Fee Letter, including using its reasonable best efforts to (i) maintain in effect the Commitment Letters in accordance with the terms and subject to the conditions thereof until the initial funding of the Financing; (ii) negotiate definitive agreements with respect to the Debt Financing on terms and conditions as specified in the Debt Commitment Letters and satisfy on a timely basis all conditions to funding the Financing that are applicable to Parent and Merger Sub in the Commitment Letters and the Fee Letter; (iii) if all of the conditions to the Financing and in Article VII of this Agreement have been satisfied or waived, consummate the Financing to the extent necessary to consummate the Merger at Closing; and (iv) comply with its obligations pursuant to, and enforce, the Commitment Letters.

(c)               Enforcement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.5 will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to other than with respect to any Alternative Debt Financing, seek the Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Commitment Letters or to litigate against any Financing Sources or Financing Source Related Parties.

(d)               No Financing Condition. Parent and Merger Sub each acknowledge and agree that obtaining the Financing is not a condition to the Closing. If the Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Merger at the time contemplated by Section 2.3.

Notwithstanding anything to the contrary contained herein, the Company agrees that a breach of a covenant in this Section 6.5 shall not result in the failure of a condition precedent to its obligations under this Agreement if (notwithstanding such breach) Parent is willing and able to consummate the transactions contemplated by this Agreement on the date the Closing is to occur pursuant to Section 2.3.

6.6              Financing Cooperation.

(a)               Cooperation. Prior to the Effective Time, the Company will, and will cause each of its Subsidiaries to, use its reasonable best efforts and the Company and each of its Subsidiaries will use their reasonable best efforts to cause their respective Representatives, to assist Parent and Merger Sub in arranging the Debt Financing, including without limitation:

(i)                        participating (and causing senior management and Representatives, with appropriate seniority and expertise, of the Company to participate) in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and otherwise cooperating with the marketing efforts for any of the Debt Financing;

(ii)                        assisting Parent and the Financing Sources with the timely preparation of customary (A) rating agency presentations, bank information memoranda, lenders presentations and similar documents required in connection with the Debt Financing; and (B) providing financial information reasonably available to the Company as reasonably requested by Parent and Merger Sub for Parent and Merger Sub to prepare forecasts, projections, budgets and other customary forward looking information of the Surviving Corporation for one or more periods following the Closing Date;

(iii)                        assisting Parent in connection with the preparation and registration of any guarantee, pledge and security documents, currency or interest hedging arrangements and other definitive financing documents, instruments and certificates as may be reasonably requested by Parent (including using reasonable best efforts to obtain, to the extent applicable, consents of accountants for use of their reports in any materials relating to the Debt Financing), and otherwise reasonably facilitating the provisions of guarantees, pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(iv)                        furnishing Parent and Merger Sub, as promptly as practicable, with (A) the Required Financing Information and (B) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to the extent that such information is of the type and form customarily included in a bank information memoranda;

(v)                        delivering notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at least three Business Days prior to Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness, in each case (A) as reasonably requested by Parent and (B) in form and substance reasonably satisfactory to Parent and the Financing Sources (collectively, the “Payoff Letters”);

(vi)                        providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Sources (A) that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or securities and (B) as to the accuracy in material respects of the information contained in the marketing materials related to the Debt Financing;

(vii)                        taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to (A) permit the consummation of the Debt Financing (including distributing the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation); and (B) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Surviving Corporation or any of its Subsidiaries concurrently with or immediately following the Effective Time;

(viii)                        if requested by Parent at least nine Business Days prior to the Effective Time, promptly (and in any event no later than three Business Days prior to the Effective Time) furnishing Parent with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent relating to applicable “know your customer” and anti-money laundering rules and regulations (collectively, the “KYC Deliverables”);

(ix)                        assisting in the backstopping, replacement or cash collateralization of existing letters of credit of the Company and its Subsidiaries; and

(x)                        providing Parent with such other information or other assistance contemplated by the Debt Commitment Letter or of the kind that is customarily provided in connection with a syndicated credit facility or that is otherwise reasonably and timely requested by Parent; provided, in no event, shall this clause (ix) require the Company, its Subsidiaries or any of their respective Representatives to take any action or provide any document, certificate or other information that violates the terms of this Agreement or that is inconsistent with the foregoing clauses (i) through (viii).

(b)               Obligations of the Company. Nothing in Section 6.6(a) (including for the avoidance of doubt, Section 6.6(a)(vii)) will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is promptly reimbursed pursuant to Section 6.6(e) or is not otherwise indemnified by or on behalf of Parent; (ii) enter into any document or instrument or take any action in pursuit thereof that is effective prior to the Effective Time (other than the customary representation and authorization letters referred to above); (iii) require any director, officer, agent or Representative to execute or deliver any document or instrument (A) other than in such person’s capacity as a director, officer, agent or Representative upon and following the Closing and solely on behalf of the Company or its applicable Subsidiary (and not in any personal capacity); (B) if such person believes in good faith that any representation, warranty or certification contained therein is not true; or (C) if such person believes in good faith that execution or delivery of such document or instrument could result in personal liability; (iv) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time; (v) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries; (vi) take any action to the extent such action would or could reasonably be expected to cause any condition to Closing to fail to be satisfied or result in a breach of this Agreement by the Company; or (vii) take any action that would conflict with or violate the Company’s or any Subsidiary’s organizational documents or applicable law. In addition, any bank information memoranda required in relation to the Debt Financing will contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor. In no event shall the Company Board be required to approve the Debt Financing or any other financing or Contracts related thereto.

(c)               Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos and other trademarks in connection with the Debt Financing so long as such logos (i) are used solely in a manner that does not harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and (ii) are used solely in connection with a description of the Company, its business and products or the Merger or such other customary manner that does not violate the terms of the foregoing clause (i).

(d)               Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any Financing Sources (including the Financing Source Related Parties) or prospective financing sources and other financial institutions and investors that may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other customary confidentiality agreements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda or other undertakings reasonably satisfactory to the Company and of which the Company is an express third party beneficiary.

(e)               Reimbursement. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including documented and reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.5(a); provided, however, that Parent shall not be responsible for reimbursing any such costs and expenses if such costs and expenses would have been incurred by the Company or its Subsidiaries in the absence of the Debt Financing.

(f)                Indemnification. The Company, its Subsidiaries and their respective Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including documented and reasonable attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith, except to the extent suffered or incurred as a direct result of the gross negligence or willful misconduct in connection with this Agreement by the Company, its Subsidiaries or their respective Representatives.

(g)               No Exclusive Arrangements. Until the Company’s receipt of the Requisite Stockholder Approval, unless approved by the Company Board in advance, in no event will the Guarantor, Parent, Merger Sub or any of their respective Affiliates enter into any Contract (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Merger; or (ii) expressly prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person, in each case in connection with a transaction involving the Company or any of its Subsidiaries or in connection with the Merger.

(h)               Determining Compliance. The Company and its Subsidiaries shall be deemed to have complied with their obligations under this Section 6.6 for all purposes of this Agreement, except with respect to any material and willful failure to comply (i) that is the primary cause of Parent’s failure to obtain the Debt Financing and (ii) in respect of which the Parent promptly provided written notice to the Company (specifying in reasonable detail the alleged failure), it being understood and agreed that the delivery of any such written notice shall not prejudice the Company’s right to assert that it has complied with its obligations under this Section 6.6.

6.7              Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the Company and the Company Board will (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.8              Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will afford Parent and its Representatives and the Financing Sources and their respective Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company and solely for the purposes of furthering the Merger and the other transactions contemplated hereby or integration planning relating thereto, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that it determines in good faith that (a) any applicable Law (including COVID-19 Measures) or regulation requires the Company to restrict or otherwise prohibit access to such documents or information; (b) such access would unreasonably disrupt the operations of the Company; (c) access to such documents or information would give rise to a waiver of any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (d) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (e) access would result in the disclosure of any trade secrets of third Persons; (f) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; (g) such access would, in light of COVID-19 or COVID-19 Measures, jeopardize the health and safety of any officer or employee of the Company; or (h) such documents or information concern Acquisition Proposals or Acquisition Transactions, which documents or information shall be governed by Section 5.3, or (i) such information or documents relate to the deliberations of the Company Board or any committee thereof with respect to the transactions contemplated hereby or any similar transaction or transactions with any other Person, the entry into this Agreement or any amendment hereto, or any materials provided to the Company Board or any committee thereof in connection therewith; provided that the Company will use its reasonable best efforts to cooperate on utilizing an alternative method of production of all such information in the event any of the foregoing circumstances apply. Nothing in this Section 6.8 will be construed as an independent basis to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives or the Financing Sources or any of the Financing Source Related Parties in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel of the Company, or another Person designated in writing by the Company.

6.9              Section 16(b) Exemption. The Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10          Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)               Indemnified Persons. From and after the Effective Time through the six-year anniversary of the date on which the Effective Time occurs, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any and all provisions of any certificate of incorporation, bylaws or other similar organizational documents of the Company or its Subsidiaries and any indemnification agreements between the Company and any of its Subsidiaries and any of their respective current or former directors or officers (and any Person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time), (collectively, the “Indemnified Persons”) for any acts or omissions by such Indemnified Persons occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement that have been made available to Parent prior to the date hereof. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable law.

(b)               Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law, each Indemnified Person from and against any costs, fees and expenses (including reasonable and documented attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time; and (ii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (1) each Indemnified Person will be entitled to retain his or her own counsel, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; (2) the Surviving Corporation will (and Parent will cause the Surviving Corporation to) advance all fees and expenses (including fees and expenses of any counsel in the event that (A) the employment of separate counsel has been previously authorized by the Company, (B) the Indemnified Person shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnified Person in the conduct of any such defense or (C) the Company shall fail to maintain counsel to defend any such Legal Proceeding) as incurred by an Indemnified Person in the defense of such Legal Proceeding within ten (10) Business Days following receipt by the Surviving Corporation of a written request for such advancement, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (3) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Corporation is entirely responsible). Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person). Notwithstanding the foregoing, in the case of advancement of expenses in connection with the foregoing, any Indemnified Person to whom expenses are advanced must, as a condition to such advancement, (x) provide an undertaking to repay such advances if it is ultimately determined in a final non-appealable judgment that such Indemnified Person is not entitled to indemnification; and (y) cooperate in the defense of any such matter until it is determined that such Indemnified Person is not eligible for indemnification in a final non-appealable judgment.

(c)               D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are substantially equivalent to those of the D&O Insurance; provided that Parent may substitute therefor policies with a substantially comparable insurer (of the same or better credit worthiness and financial capability) of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured thereunder. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the annual premium amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, the Company may (and if the Company is unable to purchase such a policy prior to Closing, Parent shall) purchase a prepaid six-year “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company (or Parent) purchases such a “tail” policy prior to the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect for a period of no less than six years after the Effective Time.

(d)               Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e)               No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person without the prior written consent of such affected Indemnified Person. Each of the Indemnified Persons are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if a Party. The rights of the Indemnified Persons pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at law or in equity).

(f)                Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 6.10 will be joint and several.

(g)               Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11          Employee Matters.

(a)               Acknowledgement. Parent hereby acknowledges and agrees that a “Corporate Transaction,” “change of control” (or similar phrase) within the meaning of the Employee Plans will occur as of the Effective Time.

(b)               Existing Arrangements. Nothing will prohibit the Surviving Corporation or any of its Affiliates from in any way amending, modifying or terminating any Employee Plans or compensation or severance arrangements in accordance with their terms or if required pursuant to applicable Law.

(c)               Employment; Benefits. During the period commencing on the Effective Time and ending on (x) December 31, 2022, if the Effective Time occurs on or before September 30, 2022 or (y) if the Effective Time occurs on or after October 1, 2022, June 30, 2023 (or, if earlier, until the date of termination of the relevant Continuing Employee), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide to each Continuing Employee: (i) a base salary or wage rate and short-term cash incentive compensation opportunity that, in each case, is no less favorable than that provided to the Continuing Employee immediately before the Effective Time, (ii) employee benefits (excluding severance, nonqualified deferred compensation, defined benefit pension, retiree welfare benefits, employee stock purchase plan benefits, and equity or equity-based compensation), that are no less favorable, in the aggregate, than those provided to the Continuing Employee immediately before the Effective Time, and (iii) severance benefits that are no less favorable than those provided to such Continuing Employee immediately before the Effective Time pursuant to the Company’s severance plans, guidelines and practices as in effect on the date of this Agreement and that are disclosed on Section 3.18(a) of the Company Disclosure Letter.

(d)               New Plans. The Surviving Corporation and its Subsidiaries will (and Parent will use reasonable best efforts to cause the Surviving Corporation and its Subsidiaries to) cause to be granted to each Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting, vacation accrual and severance pay entitlement under the employee benefit plans of Parent or its Subsidiaries (other than equity-based plans, the “New Plans”) in which such Continuing Employee is eligible to participate following the Effective Time, to the same extent such service was recognized under the corresponding Employee Plan prior to the Effective Time, except that such service need not be credited to the extent that it would result in duplication of coverage or compensation or benefits or for any purpose under any equity-based incentive plan. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces in the plan year in which the Closing occurs coverage pursuant to a comparable Employee Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”) and to the extent that the applicable waiting period under the Old Plan had been satisfied or waived at or before the Effective Time; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits to any Continuing Employee in the plan year in which the Closing occurs, Parent will cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the same extent such waiting periods, exclusions, and requirements were waived under the corresponding Old Plan, and Parent will cause, for the plan year in which the Closing occurs, any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan in which the Effective Time occurs and ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the plan year in which the Closing occurs as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will not be subject to accrual limits or other forfeiture (except to the extent that such limits or forfeitures applied under the Employee Plans in effect as of the date of this Agreement).

(e)               Notices, Consultations and Consents. Prior to the Effective Time, the Company and its Subsidiaries shall provide any required notices to, consult with (if required), and obtain any required consents from, any labor, trade union or employee representative body of employees of the Company or any of its Subsidiaries relating to the consummation of the transactions contemplated by this Agreement. The Company’s obligations contemplated by this Section 6.11 shall be disregarded for purposes of determining whether the conditions to Closing set forth in Article VII have been satisfied unless such breach has been willful.

(f)                No Third Party Beneficiary Rights. This Section 6.11 will not be deemed to (i) guarantee employment or service for any period of time for any Continuing Employee or any other Person, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment or service of any Continuing Employee or any other Person at any time and for any or no reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any New Plan, Old Plan, Employee Plan or any other benefit or compensation plan, program, agreement, Contract, policy or arrangement or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit or compensation plan, program, agreement, policy, Contract or arrangement.

6.12          Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.13          Notification of Certain Matters.

(a)               Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this

Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement, the Company Disclosure Letter or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement; provided that the Company’s failure to comply with this Section 6.13(a) shall not constitute a breach of this Section 6.13(a), and shall not provide the Parent and Merger Sub the right not to effect, or the right to terminate, the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.13(a).

(b)               Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement, the Parent Disclosure Letter or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement; provided that Parent’s failure to comply with this Section 6.13(b) shall not constitute a breach of this Section 6.13(b), and shall not provide the Company the right not to effect, or the right to terminate, the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.13(b).

6.14          Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will each be reasonably acceptable to the other Party. Thereafter, the Company (other than with respect to the portion of any communication relating to a Company Board Recommendation Change), on the one hand, and Parent and Merger Sub, on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons (other than any meeting or call which has a bona fide purpose that does not relate to this Agreement or the transactions contemplated hereby and in which this Agreement and the transactions contemplated hereby are mentioned only incidentally); or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating principally to the Merger, except that the Company will not be obligated to engage in such consultation with respect to communications that are

(i) required by applicable Law, regulation or stock exchange rule or listing agreement; (ii) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with the previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); (iii) solely to the extent related to a Superior Proposal or Company Board Recommendation Change or (iv) with respect to any disputes between or among the Parties relating to this Agreement, the Merger or the other transactions contemplated hereby. Notwithstanding the foregoing, after the issuance of any press release or making of any public disclosure or public statement with respect to which the foregoing consultation procedures have been followed, either Party may issue such additional publications or press releases and make such other customary announcements without consulting with any other Party so long as such additional publications, press releases and announcements do not disclose any nonpublic information regarding the transactions contemplated by this Agreement beyond the scope of the disclosure included in a previous press release or public statement and such additional publications, press releases or announcements are otherwise consistent with those with respect to which the other Party had consented (or been consulted) in accordance with the terms of this Section 6.14.

6.15          Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice (and use reasonable best efforts to provide such notice within one (1) Business Day) of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.15, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.16          Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NASDAQ to cause (a) the delisting of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17          Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.18          Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

6.19          No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

6.20          FIRPTA Affidavit. Prior to Closing, the Company shall deliver or cause to be delivered to Parent and Merger Sub an affidavit, under penalty of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h) and Section 1.1445-2(c)(3), together with an executed notice to the IRS reasonably satisfactory to Parent and Merger Sub in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2) and an authorization reasonably satisfactory to Parent and Merger Sub authorizing Parent to provide such affidavit and notice to the IRS on behalf of the Company. The Company’s obligation to deliver the affidavit contemplated by this Section 6.20 shall be disregarded for purposes of determining whether the conditions to Closing set forth in Article VII have been satisfied, and the sole remedy in the absence of such an affidavit, notice to the IRS and authorization being delivered prior to Closing shall be the entitlement of the Payment Agent, Parent, the Company and the Surviving Corporation to deduct and withhold from any cash amount payable pursuant to this Agreement amounts that are required to be deducted or withheld pursuant to applicable Tax Laws in accordance with Section 2.12.

6.21          Stockholder and Management Arrangements. Until the Company’s receipt of the Requisite Stockholder Approval, unless approved by the Company Board in advance, in no event will Guarantor, Parent, Merger Sub or any of their respective Affiliates enter into any Contract, or authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder (other than any existing limited partner of the Guarantor or any of its Affiliates), director, officer, or employee of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; or (ii) such stockholder, director, officer, or employee of the Company other than the Guarantor has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

6.22          Resignation of Directors. Prior to the Closing, the Company shall use reasonable best efforts to deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all the directors of the Company, effective as of the Effective Time.

6.23          Payoff Letters and KYC. Prior to the Closing, the Company shall use reasonable best efforts to deliver to Parent the Payoff Letters and the KYC Deliverables.

Article VII
CONDITIONS TO THE MERGER

7.1              Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) of each of the following conditions at and as of the Closing:

(a)               Requisite Stockholder Approval. The Requisite Stockholder Approval shall have been received at the Company Stockholder Meeting.

(b)               Antitrust Laws. The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to the HSR Act and the other Antitrust Laws set forth in Section 7.1(b) of the Company Disclosure Letter will have expired or otherwise been terminated, or all requisite consents pursuant thereto will have been obtained.

(c)               No Prohibitive Laws or Injunctions. No order or injunction issued by any court of competent jurisdiction in any jurisdiction where the Company or its Subsidiaries has material operations will be in effect, and no Law will have been enacted by any Governmental Authority of competent jurisdiction in any jurisdiction where the Company or its Subsidiaries has material operations after the date hereof, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger.

7.2              Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)               Representations and Warranties.

(i)                        Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any “Company Material Adverse Effect,” “in all material respects” or other “materiality” qualifications set forth therein) as of the date of this Agreement and as of the Closing as if made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not have a Company Material Adverse Effect.

(ii)                        The representations and warranties set forth in Section 3.1 (Organization; Good Standing), Section 3.2 (Corporate Power; Enforceability), Section 3.3(c) (Anti-Takeover Laws), Section 3.7(e) (first sentence only) (Option Grants), Section 3.12(a)(ii) (Absence of Certain Changes) and Section 3.25 (Brokers) that (1) are not qualified by “Company Material Adverse Effect,” “in all material respects” or other materiality qualifications will be true and correct in all material respects as of the date of this Agreement and as of the Closing as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier time, in which case such representation and warranty will be true and correct in all material respects as of such earlier time); and (2) that are qualified by “Company Material Adverse Effect,” “in all material respects” or other “materiality” qualifications will be true and correct in all respects (without disregarding such “Company Material Adverse Effect,” “in all material respects” or other materiality qualifications) as of the Closing as if made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier time, in which case such representation and warranty will be true and correct in all material respects as of such earlier time).

(iii)                        The representations and warranties set forth in Section 3.7(a) (Capital Stock) and Section 3.7(b) (Stock Reservation) will be true and correct in all respects as of the date of this Agreement and as of the Closing (in each case (1) without giving effect to any “Company Material Adverse Effect,” “in all material respects” or other “materiality” qualifications set forth therein; and (2) except to the extent that any such representation and warranty expressly speaks as of an earlier time, in which case such representation and warranty will be true and correct as of such earlier time), except where the failure to be so true and correct in all respects would be de minimis relative to the total fully diluted equity capitalization of the Company.

(b)               Performance of Obligations of the Company. The Company will have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)               Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)               Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date of the Agreement that is continuing.

7.3              Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)               Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1 (Organization; Good Standing), Section 4.2 (Power; Enforceability), Section 4.7 (Brokers), Section 4.10 (Limited Guaranty), Section 4.11 (Financing) and Section 4.13 (Solvency) of this Agreement will be true and correct in all material respects at and as of the date of this Agreement and as of the Closing as if made at and as of such time (other than those representations and warranties that address matters only as of a particular time, which representations will have been true and correct as of such particular time); and (ii) the other representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding “in all material respects” or other “materiality” qualifications set forth therein) shall be true in all respects at and as of the date of this Agreement and as of the Closing as if made at and as of such time (other than those representations and warranties that address matters only as of a particular time, which representations will have been true and correct as of such particular time), except in the case of this clause (ii) any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)               Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)               Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

8.1              Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis), in each case notwithstanding adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub:

(a)               at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b)               by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any order or injunction issued by any court of competent jurisdiction in any jurisdiction where the Company or its Subsidiaries has material operations will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction in any jurisdiction where the Company or its Subsidiaries has material operations, that, in each case, prohibits, makes illegal, or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any Law will have been enacted after the date hereof that prohibits, makes illegal, or enjoins the consummation of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party (it being understood that Parent and Merger Sub shall be deemed a single Party for this purpose) that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such order, injunction, action, or Law;

(c)               by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 5:00 p.m., Eastern time, on the day that is 180 days after the date hereof (and, if such day is not a Business Day, then the next following Business Day) or such later date or time as agreed to in writing by Parent and the Company (the “Outside Date”); provided that if on the Outside Date (before giving effect to any extension pursuant to this proviso), one or more of the conditions to Closing set forth in (i) Section 7.1(b) or (ii) Section 7.1(c) (to the extent, in the case of Section 7.1(c), the order, injunction or Law relates to any of the matters referenced in Section 7.1(b)) shall not have been satisfied, but all other conditions in Article VII shall have been satisfied (or, in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, then the Outside Date shall be automatically extended, without the action on the part of the Parties, one time for an additional 90 days (and the last day of such additional 90 day period (and if such last day is not a Business Day, then the next following Business Day) shall then be the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any Party (it being understood that Parent and Merger Sub shall be deemed a single Party for this purpose) whose failure to fulfill any obligations under this Agreement has been the primary cause of, or primary factor that resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Outside Date; or (B) the failure of the Effective Time to have occurred prior to the Outside Date;

(d)               by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger;

(e)               by Parent (whether prior to or after the receipt of the Requisite Stockholder Approval), if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach is capable of being cured by the Outside Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if such breach has been cured prior to termination (to the extent capable of being cured);

(f)                by Parent, prior to obtaining the Requisite Stockholder Approval, if the Company Board has effected a Company Board Recommendation Change;

(g)               by the Company (whether prior to or after receipt of the Requisite Stockholder Approval), if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach is capable of being cured by the Outside Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if such breach has been cured prior to termination (to the extent capable of being cured);

(h)               by the Company, at any time prior to receiving the Requisite Stockholder Approval if (i) the Company has received a Superior Proposal; (ii) the Company Board has authorized the Company to enter into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal; (iii) the Company has complied in all material respects with Section 5.3(b) with respect to such Superior Proposal; (iv)  substantially concurrently with such termination the Company pays, or causes to be paid, the Company Termination Fee due to Parent in accordance with Section 8.3(b) (it being understood that any purported termination of this Agreement pursuant to this Section 8.1(h) shall be null and void if the Company shall not have paid the Company Termination Fee immediately prior to or substantially concurrently with such termination); and (v) promptly after such termination the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal referenced in clause (i); or

(i)                 by the Company, at any time prior to the Effective Time and whether prior to or after the receipt of the Requisite Stockholder Approval if (i) the Merger shall not have been consummated on the date upon which Parent is required to consummate the Closing pursuant to Section 2.3; (ii) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (iii) the Company has irrevocably notified Parent in writing that (A) it is ready, willing and able to consummate the Closing, and (B) as of such time, based on the information then available to the Company, all conditions set forth in Section 7.3 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it is willing to waive any unsatisfied conditions set forth in Section 7.3; (iv) the Company has given Parent written notice at least three Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i) if Parent and Merger Sub fail to consummate the Merger; and (v) Parent and Merger Sub fail to consummate the Merger on the later of (x) the expiration of the three Business Day period contemplated by foregoing clause (iv) and (y) the date required pursuant to Section 2.3.

8.2              Manner and Notice of Termination; Effect of Termination.

(a)               Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)               Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable; provided that, notwithstanding the foregoing, (i) no such termination shall relieve any Party of its obligation to pay the Company Termination Fee or the Parent Termination Fee, if, as and when required pursuant to Section 8.3; (ii) subject to the limitations set forth in Section 8.3, no such termination shall relieve any Party for liability and damages (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and which, in the case of the Company, may include the benefit of the bargain based on the loss of the economic benefit of the transactions contemplated hereby to the Company Stockholders) for such Party’s willful and material breaches of this Agreement prior to its termination or for fraud; and (iii) Section 4.15, Section 6.6(e), Section 6.6(f), Section 6.14, this Section 8.2, Section 8.3 and Article IX (and the defined terms used therein solely as they relate to such sections) will each survive the termination of this Agreement in accordance with their respective terms. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement or the Limited Guaranty, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3              Fees and Expenses.

(a)               General. Except as set forth in this Section 8.3, Section 6.6(e) or Section 6.6(f), all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Except for transfer Taxes referred to in Section 2.9(e), Parent or the Surviving Corporation will pay or cause to be paid all stock transfer taxes arising out of the consummation of the Merger.

(b)               Company Payments.

(i)                        If (I)(1)(A) this Agreement is validly terminated pursuant to Section 8.1(c) (End Date), Section 8.1(d) (Shareholder No Vote) or Section 8.1(e) (Company Breach); (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), an Acquisition Proposal for an Acquisition Transaction has been publicly announced (or, in the case of termination of this Agreement pursuant to Section 8.1(c) only, a bona fide written Acquisition Proposal for an Acquisition Transaction is communicated to the Company Board) and not withdrawn or otherwise abandoned; and (C) within one year following the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d), or Section 8.1(e), as applicable; or (2) (A) this Agreement is validly terminated pursuant to Section 8.1(e) (Company Breach) due to a willful and material breach by the Company of Section 5.3(b); and (B) within one year following the termination of this Agreement described in immediately preceding clause (I)(2)(A); and (II) either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company will concurrently with or promptly (and in any event within two Business Days) after entry into such definitive agreement pay, or cause to be paid, to Parent an amount equal to the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii)                        If this Agreement is validly terminated pursuant to Section 8.1(f) (Company Board Recommendation Change), then the Company must promptly (and in any event within two Business Days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to the account designated in writing by Parent on Section 8.3(b) of the Parent Disclosure Letter (which account information may be updated by Parent by written notice to the Company from time to time) (the “Parent Account”);

(iii)                        If this Agreement is validly terminated pursuant to Section 8.1(h) (Superior Proposal), then the Company must prior to or substantially concurrently with such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to the Parent Account.

As used herein, “Company Termination Fee” shall mean $39,507,352, except that “Company Termination Fee” shall mean $19,753,676 in the event that this Agreement is terminated by the Company pursuant to Section 8.1(h) (Superior Proposal) on or prior to the Cut-Off Date with respect to the Company entering into an Alternative Acquisition Agreement with a Person or group that is an Excluded Party at the time of such termination.

(c)               Parent Payments. If this Agreement is validly terminated by the Company pursuant to Section 8.1(g) (Parent Breach) or Section 8.1(i) (Failure to Close), or either by Parent or the Company pursuant to Section 8.1(c) (End Date) if at such time the Company would be entitled to terminate this Agreement pursuant to Section 8.1(g) (Parent Breach) or Section 8.1(i) (Failure to Close), then Parent must promptly (and in any event within two Business Days) following such termination pay, or cause to be paid to the Company a fee in an amount equal to $79,014,704 (the “Parent Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d)               Single Payment Only. The Parties acknowledge and agree that in no event will either the Company or the Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)               Payments. The Parties acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the Merger, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails promptly to pay any amount due pursuant to this Section 8.3 (including any expenses for which Parent is liable pursuant to Section 6.6(e) and Section 6.6(f)), it shall also pay (i) any costs or expenses (including reasonable and documented out-of-pocket fees and expenses of outside counsel) incurred by the other party in connection with enforcing the other party’s rights hereunder and the Limited Guaranty, and (ii) interest on any amount due and unpaid pursuant to this Section 8.3, compounded annually, at the prime lending rate prevailing during such period as published in the Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment (any such amounts in clauses (i) and (ii), “Enforcement Costs”); provided that, in no event shall any party be required to pay Enforcement Costs in an aggregate amount exceeding $10,000,000.

(f)                Sole and Exclusive Remedy.

(i)                        Notwithstanding anything herein to the contrary, but without limitation to the Company’s right in respect of specific performance pursuant to Section 9.8(b), the indemnification and reimbursement obligations specifically set forth in this Agreement (including Section 6.6(e) and Section 6.6(f)) and the terms of the Equity Commitment Letter and Guaranty and any rights under the Confidentiality Agreement, the Company agrees that, upon any termination of this Agreement under circumstances where the Parent Termination Fee is payable by Parent pursuant to this Section 8.3 and such Parent Termination Fee and, any applicable Enforcement Costs and any applicable indemnification and reimbursement obligations specifically set forth in this Agreement (including Section 6.6(e) and Section 6.6(f)) are paid in full, the receipt by the Company of the Parent Termination Fee, any applicable Enforcement Costs and any applicable indemnification and reimbursement obligations specifically set forth in this Agreement (including Section 6.6(e) and Section 6.6(f)) shall be deemed to be liquidated damages and the sole and exclusive remedy of the Company in connection with this Agreement or the transactions contemplated hereby and the Company shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Parent Related Parties or their respective Representatives in connection with the Transactional Matters, including any breach of this Agreement (including any willful breach). Notwithstanding anything to the contrary in this Agreement, if Parent or Merger Sub breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) and the Parent Termination Fee is payable pursuant to Section 8.3(c), then, except for the right to seek specific performance in accordance with and subject to the terms and conditions of Section 9.8(b), the sole and exclusive monetary remedies (whether at law, in equity, in contract, in tort or otherwise) against any Parent Related Party for any breach (whether willfully, intentionally, unintentionally or otherwise), loss, damage or failure to perform under (whether willfully, intentionally, unintentionally or otherwise), this Agreement or any certificate or document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith shall be to receive payment of the Parent Termination Fee, and, if applicable, the Enforcement Costs and the indemnification and reimbursement obligations specifically set forth in this Agreement (including Section 6.6(e) and Section 6.6(f)), and upon payment of such amounts, none of the Parent Related Parties shall have further liability or obligation relating to or arising out of this Agreement (whether in equity or at law, in contract, in tort or otherwise, and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a Party or another Person or otherwise). Each party acknowledges and agrees that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. So long as this Agreement shall not have been terminated, the Company shall be entitled to pursue both a grant of specific performance under Section 9.8(b) and the payment of the Parent Termination Fee and any applicable Enforcement Costs and indemnification and reimbursement obligations specifically set forth in this Agreement (including Section 6.6(e) and Section 6.6(f)), but under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance under Section 9.8(b) requiring Parent to consummate the Merger and payment of the Parent Termination Fee and any applicable Enforcement Costs.

(ii)                        Notwithstanding anything herein to the contrary, Parent and Merger Sub agree that, upon any termination of this Agreement under circumstances where the Company Termination Fee is payable by the Company pursuant to this Section 8.3 and such Company Termination Fee is paid in full, the receipt by Parent of the Company Termination Fee shall be deemed to be liquidated damages and the sole and exclusive remedy of Parent and Merger Sub in connection with this Agreement or the transactions contemplated hereby and neither Parent nor Merger Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company Related Parties or their respective Representatives in connection with any Transactional Matters, including any breach of this Agreement (including any willful breach). Notwithstanding anything to the contrary in this Agreement, if the Company breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) and the Company Termination Fee is payable pursuant to Section 8.3(b), then, except for the right to seek specific performance in accordance with and subject to the terms and conditions of Section 9.8(b), the sole and exclusive monetary remedies (whether at law, in equity, in contract, in tort or otherwise) against any Company Related Party for any breach (whether willfully, intentionally, unintentionally or otherwise), loss, damage or failure to perform under (whether willfully, intentionally, unintentionally or otherwise), this Agreement or any certificate or document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith shall be to receive payment of the Company Termination Fee, and, if applicable, the Enforcement Costs and the indemnification and reimbursement obligations specifically set forth in this Agreement, and upon payment of such amounts, none of the Company Related Parties shall have further liability or obligation relating to or arising out of this Agreement (whether in equity or at law, in contract, in tort or otherwise, and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a Party or another Person or otherwise). Each party acknowledges and agrees that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(g)               Non-Recourse Parent Party. Notwithstanding anything to the contrary set forth in this Agreement, this Agreement may only be enforced against the named parties, and in no event shall the Company or any Company Related Parties, seek or obtain, nor will they permit any of their respective Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award (whether in contract, tort, equity, law or granted by statute, and whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise) against any Non-Recourse Parent Party relating to or arising out of any Transactional Matters, other than from Parent or Merger Sub to the extent expressly provided for in this Agreement or the Guarantor to the extent expressly provided for in the Limited Guaranty and the Equity Commitment Letter.

8.4              Amendment. Subject to applicable law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary in this Agreement, any amendments, modifications or alterations of the provisions relating to the Financing Sources and/or the Financing Source Related Parties set forth in Section 8.3(f), Section 8.3(g), Section 8.6, Section 9.3, Section 9.6, Section 9.10(b), Section 9.11 and this Section 8.4 (and the defined terms used therein solely as they relate to such sections) to the extent adversely affecting any of the Financing Sources and/or the Financing Source Related Parties (to such extent, the “Financing Source Provisions”), shall not be effective with respect to such affected Financing Sources unless the affected Financing Sources provide their prior written consent to such amendment, modification or alteration.

8.5              Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

8.6              No Liability of Financing Sources. None of the Financing Sources or Financing Source Related Parties will have any liability to the Company, any Company Stockholders or any of their respective Affiliates, for any reason, including relating to or arising out of this Agreement, the Debt Commitment Letter, the Debt Financing or otherwise in connection with the obligations of the Financing Sources, whether at law or equity, in contract, in tort or otherwise, and none of the Company, the Company Stockholders or any of their respective Affiliates will have any rights or claims against any of the Financing Sources or Financing Source Related Parties hereunder or thereunder; provided, that nothing in this Section 8.6 shall limit the rights of the Company, any Company Stockholders (to the extent such Persons shall be direct or indirect equityholders of the Company after the Effective Time) and its Affiliates against the Financing Sources after the Effective Time under the definitive debt documents executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto.

Article IX
GENERAL PROVISIONS

9.1              Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2              Notices. All notices or communications hereunder must be in writing and shall be deemed to have been delivered and received: (a) if delivered in person or commercial delivery service (with a written or electronic confirmation of delivery), on the day of such delivery, (b) if by electronic mail, on the day on which such electronic mail was sent; provided, that no “bounce back” or automated non-delivery message is obtained or (c) if by certified or registered mail (return receipt requested), on the third Business Day after the mailing thereof, in each case to the intended recipient as set forth below:

(a)           if to Parent or Merger Sub to:

Prince Parent Inc.

c/o ArchiMed SAS

9 Rue des Cuirassiers

69003 Lyon France

Attn: General Counsel

E-mail: ntus@archimed.group

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

500 Montgomery Street

Suite 2000

San Francisco, California 94111

Attn: Luke J. Bergstrom; Bret J. Stancil; Danny Nordstrom

E-mail: luke.bergstrom@lw.com; bret.stancil@lw.com;

danny.nordstrom@lw.com

(b)           if to the Company (prior to the Effective Time) to:

Natus Medical Incorporated

3150 Pleasant View Road

Middleton, WI 53562

Attn: General Counsel

E-mail: douglas.balog@natus.com

With copies (which will not constitute notice) to:

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Attn: Paul S. Scrivano

E-mail: paul.scrivano@davispolk.com

and

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attn: Evan Rosen

E-mail: evan.rosen@davispolk.com

From time to time, any Party may provide notice to the other Parties of a change in its address through a notice given in accordance with this Section 9.2.

9.3              Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Merger Sub or other disposition of all or substantially all of the assets of Parent, Merger Sub or the Surviving Corporation; (b) to any of their respective Affiliates; or (c) to any Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties to the Equity Commitment Letter or the Guarantor pursuant to the Limited Guaranty; or (ii) impede or delay the consummation of the Merger or otherwise impede the rights of the holders of shares of Company Common Stock, Company Restricted Stock Units and Company Options pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

9.4              Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Guarantor and the Company have previously executed a Confidentiality Agreement, dated February 25, 2022 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives will hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if Parent and Merger Sub were parties thereto. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.5              Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter, the Limited Guaranty and the Commitment Letters, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

9.6              Third-Party Beneficiaries. Except as set forth in Section 6.10 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.10; (b) the rights of the Parent Related Parties, the Company Related Parties and Non-Recourse Parent Parties under Section 8.3; and (c) from and after the Effective Time, the rights of the holders of shares of Company Common Stock (including shares of Company Restricted Stock), Company Restricted Stock Units and Company Options to receive the merger consideration set forth in Article II. The Financing Source Provisions will inure to the benefit of the Financing Sources, the Financing Source Related Parties and each and their respective successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources, the Financing Source Related Parties and their respective successors and assigns).

9.7              Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8              Remedies.

(a)               Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company and Parent may each pursue both a grant of specific performance and monetary damages (including the payment of the Parent Termination Fee or Company Termination Fee, as applicable), under no circumstances will the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance and all or any portion of the Parent Termination Fee or Company Termination Fee, as applicable).

(b)               Specific Performance.

(i)                        The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject to Section 8.6, (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the Company shall have the right to an injunction or specific performance to cause the Equity Financing to be funded and to cause Parent and Merger Sub to consummate the Merger if and only if (1) all conditions in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be satisfied as of such date)) at the time when the Closing was required to have occurred pursuant to Section 2.3, (2) the Debt Financing (or any alternative financing) has been funded in accordance with the terms and conditions thereof or will be funded in accordance with the terms and conditions thereof at the Closing if the Equity Financing is funded to fund the Merger at the Closing, and (3) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Equity Financing is funded and Parent and Merger Sub comply with their obligations hereunder, then the Company is ready, willing and able to, and will take such actions as are within its control, to consummate the Closing pursuant to Article II.

(ii)                        Subject to Section 9.8(b)(i), the Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

9.9              Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.10          Consent to Jurisdiction; Arbitration; Venue.

(a)               Arbitration of Disputes.

(i)                        Any controversy or claim arising out of or relating to this Agreement, the Merger, the Equity Commitment Letter or the Limited Guaranty or the breach thereof, including whether a dispute is subject to arbitration, shall be determined by final and binding arbitration administered by the American Arbitration Association (“AAA”) under its Commercial Arbitration Rules and Mediation Procedures (“Commercial Rules”), including, if appropriate, the Procedures for Large, Complex Commercial Disputes and the International Commercial Arbitration Supplementary Procedures.

(ii)                        There shall be three arbitrators. The parties agree that one arbitrator shall be appointed by each Party (with Parent and Merger Sub being treated as a single party for purposes of this Section 9.10) within ten days of receipt by respondent of the Request for Arbitration or in default thereof appointed by the AAA in accordance with its Commercial Rules, and the third presiding arbitrator shall be appointed by agreement of the two party-appointed arbitrators within 14 days of the appointment of the second arbitrator or, in default of such agreement, by the AAA in accordance with its Commercial Rules.

(iii)                        Arbitration may be commenced by any Party by giving written notice to the other Party and to the AAA pursuant to its Commercial Rules. Within five days of such notice, the Party demanding arbitration shall appoint its arbitrator. The remaining two arbitrators shall be appointed in accordance with Section 9.10(a)(ii).

(iv)                        Each arbitrator, including the jointly appointed arbitrator, shall be impartial and shall be a retired Delaware Chancery Court judge or Delaware Supreme Court justice, or, if not reasonably available, shall otherwise be an attorney licensed to practice law in a U.S. state and knowledgeable about and experienced with the law of Delaware and have had at least 15 years of legal experience in the area of mergers and acquisitions.

(v)                        The arbitration panel is not authorized to, and shall not, conduct class-action lawsuits, class-wide arbitrations, private attorney-general actions, or any other proceeding where someone acts in a representative capacity.

(vi)                        The seat or place of the arbitration shall be Wilmington, Delaware. All arbitration proceedings shall be conducted in English. The panel may conduct proceedings in other locations if necessary for the taking of evidence.

(vii)                        In connection with any arbitration proceeding hereunder, the arbitration panel shall allow reasonable requests for the production of documents relevant to the dispute and permit the taking of depositions limited to not more than ten persons on each side and for not more than 70 hours in total for each side. The panel may seek to compel the production of evidence from non-Parties.

(viii)                        The arbitration panel is authorized to award monetary damages and to grant specific performance of this Agreement and other injunctive or equitable relief, including interim, temporary and/or permanent relief pending the final award. The arbitration panel shall have no authority to award punitive damages.

(ix)                        The Parties shall bear their own costs incurred in connection with the arbitration and share equally the fees and expenses of the arbitral panel and the costs of administration.

(x)                        The arbitral award shall be final and non-appealable and may be enforced in any court of competent jurisdiction, including courts in the jurisdiction where each of Parent and/or its Subsidiaries or their respective Affiliates (including the Guarantor) is organized. The Parties covenant and agree that they will cooperate with any effort to enforce a final, non-appealable arbitral award.

(xi)                        EACH OF PARENT, MERGER SUB AND THE COMPANY IRREVOCABLY WAIVES ANY OBJECTIONS OR IMMUNITIES TO THE ARBITRATION AND JURISDICTION PROVIDED IN THIS SECTION 9.10 TO WHICH IT MAY OTHERWISE BE ENTITLED OR BECOME ENTITLED (INCLUDING SOVEREIGN IMMUNITY, IMMUNITY TO PRE-JUDGMENT ATTACHMENT, POST-JUDGMENT ATTACHMENT AND EXECUTION) IN ANY ARBITRATION, LEGAL SUIT, ACTION OR PROCEEDING AGAINST IT ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY WHICH IS INSTITUTED IN ANY SUCH ARBITRATION OR COURT. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN ACCORDANCE WITH, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES OF SUCH STATE.

(xii)                        With respect to any matter not subject to arbitration under this Section 9.10 of the Agreement, as determined by an arbitral panel pursuant to this Section 9.10, each Party hereby irrevocably consents to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in New Castle County, and if such court does not have jurisdiction, the United States District Court sitting in Wilmington, Delaware, and if such court does not have jurisdiction, the Delaware

Superior Court in New Castle County, and waives any objection to personal jurisdiction of and venue in such court with respect to such proceeding and any claim that such forum is inconvenient.

(xiii)                        EACH OF PARENT AND MERGER SUB HEREBY IRREVOCABLY DESIGNATES COGENCY GLOBAL INC. (F/K/A NATIONAL CORPORATE RESEARCH, LTD.) (IN SUCH CAPACITY THE “PROCESS AGENT”), WITH AN OFFICE AT 850 NEW BURTON ROAD, STE 201, DOVER, DE 19904, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(xiv)                        The arbitration panel shall, and the Parties shall use their respective reasonable best efforts to cause the arbitration panel to, deliver an arbitral award within 45 days of the appointment of the third arbitrator.

(xv)                        Any Party may apply to any court of competent jurisdiction to enforce an arbitration order. This Agreement evidences a transaction involving interstate commerce and the enforcement of this Agreement’s arbitration provision and the confirmation of any award issued to either party by reason of arbitration is governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq.

(b)               Jurisdiction for Financing Sources and Financing Source Related Parties. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Financing Sources and/or Financing Source Related Parties arising out of, or relating to, the Merger, the Debt Financing, any applicable debt commitment letter or credit agreement to which Parent or any of its Affiliates is a party or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt commitment letter will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the laws of the State of New York.

9.11          WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY

HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE LIMITED GUARANTY, THE COMMITMENT LETTERS, THE DEBT FINANCING OR THE EQUITY FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES AND/OR FINANCING SOURCE RELATED PARTIES). EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12          Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13          Counterparts; Electronic Signatures. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or electronic signature (e.g., DocuSign or similar electronic means) (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining the party’s intent or the effectiveness of such signature. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.14          No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

PRINCE PARENT INC.

By:	/s/ Justin Bateman
Name: Justin Bateman
Title: President

PRINCE MERGERCO INC.

By:	/s/ Justin Bateman
Name: Justin Bateman
Title: President

[Signature Page to Agreement and Plan of Merger]

NATUS MEDICAL INCORPORATED

By:	/s/ Thomas J. Sullivan
Name:Thomas J. Sullivan
Title: President & CEO

[Signature Page to Agreement and Plan of Merger]